
05008379

4/29

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Tom Tom, N.V.

*CURRENT ADDRESS Rembrandtplein 35
1017 CT
Amsterdam, The Netherlands

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34879 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A	(PROXY)	☐		

OICF/BY: [signature]

DAT : 5/26/05


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APR 2 5 2005
202

TOMTOM ANNOUNCES TOMTOM MOBILE 5 EUROPEAN UPGRADE OFFER

~ TomTom enables existing MOBILE customers to upgrade to the new MOBILE 5 version of its award-winning navigation solution ~

13 April 2005 – TomTom, a leading navigation solution provider, today announced the availability of an upgrade for owners of TomTom MOBILE*. This upgrade will ensure that existing customers can benefit from TomTom's newly released and improved navigation software solution for smartphones with updated regional maps. The upgrade offer for TomTom MOBILE 5 is now available to all eligible TomTom MOBILE customers at a reduced price.

The TomTom MOBILE 5 upgrade includes the latest software with enhanced features and an updated set of the maps pre-installed on a memory card (GPS receiver not included). The upgrade is available for €79 including VAT, excluding shipping and handling costs.

The latest maps** with enhanced coverage and greater detail include thousands of Points of Interest such as Petrol Stations, Parking, Restaurants, Hotels and Cash Dispensers.

The latest software includes the following new features:

- Find the quickest route with an estimated time of arrival
- Route planning: for fastest, shortest, pedestrian, bicycle and moped routes
- Postcode support (UK & Netherlands only)
- Full integration into the mobile phone menu which allows navigation to a destination from the contacts stored in a mobile phone
- TomTom PLUS services: real-time traffic[1[1]] support, up-to-date weather information and more
- Full itinerary support - plan routes to multiple destinations and add stopping points on the journey

AVAILABILITY

TomTom MOBILE 5 upgrade programme will be available on 14 April 2005. For more information on how to order please visit the TomTom website www.tomtom.com

* Eligible customers include owners of TomTom MOBILE for Nokia 6600, 6260, 6670, 7610, Orange SPV-E200, Orange SPV-C500, Qtek 8060, Qtek8080 and Motorola MPx220.

** provided by Tele Atlas, a worldwide leading provider of digital map databases.

About TomTom

TomTom BV is a leading provider of personal navigation products and service. TomTom's products are easy-to-use and include all-in-one navigation devices, as well as navigation software products which integrate with third party devices such as PDAs and smartphones. TomTom BV was founded in 1991 in Amsterdam and has offices in The Netherlands, United Kingdom, France and USA. TomTom's products are sold through a network of top retailers in 16 countries. To learn more about TomTom, visit: www.tomtom.com.

[1[1]] Traffic information will be available in United Kingdom, The Netherlands, Belgium, Germany, Sweden, Austria, Switzerland, France, Italy and Spain

TOMTOM PLUS: NEW PERSONAL NAVIGATION SERVICES

Mar 10 2005

TomTom Announces TomTom PLUS: New Personal Navigation Services

~ First of its kind portfolio of services delivers downloads and real time information directly to TomTom customers ~

CeBIT, 10th March 2005 - TomTom, a leading navigation solution provider, today announced the introduction of TomTom PLUS, TomTom?s personalised navigation services that will work across the entire range of TomTom's latest products: TomTom GO 700, TomTom GO 500, TomTom GO 300, TomTom MOBILE 5, TomTom NAVIGATOR 5 and TomTom RIDER.

Building on TomTom's already feature-rich navigation devices, TomTom PLUS will offer easy to use and easy to set up services to improve safety, enrich the navigation experience with new destinations and Points of Interest (POI). It will also offer a unique personalisation of TomTom products. TomTom PLUS services will allow users to receive real-time traffic and weather information, as well as download navigation voices, city maps, points of interests and safety camera locations.

"TomTom PLUS will change the way people use navigation," said Harold Goddijn, TomTom's chief executive officer. "This is the first time such an easy to use and complete package of navigation services is available to consumers. With TomTom PLUS, navigation has become even more fun, safe, personal and enjoyable."

"In order to access the TomTom PLUS services, users only need a GPRS enabled mobile phone and a TomTom device," continued Goddijn. "All content and services are delivered directly to the device via a Bluetooth connection easily enabling customers to access traffic and weather information or download new voices and maps."

Traffic & weather information
TomTom has partnered with local data suppliers in 11 countries to get fast, reliable and comprehensive information on traffic congestions. TomTom users will know about road accidents, tailbacks and heavy congestion earlier than any other source. The Traffic service is completely integrated with TomTom navigation products offering a complete insight in the current traffic situation before the journey starts. The service estimates delay and includes the options to re-plan routes to minimize traffic delays.

In addition, weather reports on destinations will ensure road-users to avoid hazardous and potentially dangerous routes. TomTom PLUS real-time traffic and weather information is delivered to the new TomTom GO range, TomTom RIDER, TomTom NAVIGATOR 5 via a Bluetooth enabled mobile phone with GPRS functionality that connects to all Bluetooth enabled devices, such as TomTom GO range. TomTom MOBILE 5 users will receive TomTom PLUS real-time traffic and weather information directly to compatible phones.

Safety cameras
To encourage road safety, TomTom also provides a comprehensive database of TomTom verified safety camera sites, indicating areas with speed limits, adding to a safer environment. The sites have been carefully checked in the field by TomTom and are integrated in the navigation view of a TomTom device. It will warn drivers through a proximity warning indicating an upcoming speed camera. This service will initially be launched in the United Kingdom, Netherlands, and Belgium.

TOMTOM LAUNCHES TOMTOM NAVIGATOR 5 FOR PDAS

Mar 10 2005

CeBIT, 10 March 2005; TomTom NAVIGATOR 5 (available in both a wired and wireless version) offers users updated features for easy and stress-free travel, in the car or on foot. TomTom NAVIGATOR 5 features an improved Itinerary Planner for planning multi-destination trips, seamless integration with a PDAs contacts folder, customisable Points of Interest (POIs), the latest maps* and the new TomTom PLUS services. NAVIGATOR 5 is TomTom's most comprehensive navigation solution for PDAs to date.

"NAVIGATOR 5 is far beyond any other navigation solution available on a handheld device and is a must have for any PDA user," said Harold Goddijn, TomTom's chief executive officer. "New features such as enhanced map coverage, downloadable maps, as well as the ability to plan journeys according to the quickest and shortest routes will ensure our customers the same impeccable navigation experience they have come to expect from TomTom."

The wireless version of NAVIGATOR 5 will also feature TomTom's new Bluetooth^{tm} GPS receiver (a small and lightweight device that can be placed in the pocket or a bag). This provides better than ever sensitivity for picking up GPS signals.

With the improved Itinerary Planner users can now also plan more complex routes to multiple destinations and add more stopping points on the journey. Customers simply need to pre-programme the stopping points before they depart and TomTom NAVIGATOR 5 will calculate the best route, incorporating each stop on the way to the end destination.

In addition, seamless integration into the PDAs contact folder allows users to plan journeys with information taken directly from their address book for improved functionality and intuitiveness.

TomTom NAVIGATOR 5 includes:

- TomTom NAVIGATOR 5 software and a pre-installed map of your region on SD card
- TomTom Bluetooth GPS receiver (only with wireless version)
- AC home charger and/or cigarette lighter charger for the GPS receiver

TomTom NAVIGATOR 5 is available in the United Kingdom, Norway, Sweden, Finland, Denmark, Netherlands, Belgium, Luxemburg, France, Germany, Spain, Portugal, Austria, Switzerland and Italy, as well as the United States of America.

TomTom NAVIGATOR 5 is compatible with various accessories including the TomTom?Holders and Carkits. Accessory maps are the ideal tool for planning European wide routes including cross-border navigation, making travelling as easy as a trip to the high street.

UPGRADE PROGRAMME
Upgrade program is to be announced shortly.

COMPATABLE PDAs
TomTom Navigator 5 is compatible with the following models:
Compaq Ipaq 3870, 3970.
HP iPAQ hx2110, hx2410, hx2750, hx4700, rx3715, h6340, rz1710, rz3715, h1940, h1945, h2210, h2215, h4150, h4350, h5400, h5450, h5455, h5550, h5555, h6340
Toshiba E830, E400, E800 BT, E800 WiFi
palmOne Tungsten T3, T5, Treo 650, Tungsten C, Zire 72?
Sony Clie TJ 35, Sony Clie TH 55

Acer N30, N35, N50
Qtek 1010, 2020, 9090, S100
Orange SPV M1000
T-Mobile MDA, MDA II, MDA III, MDA Compact
Asus Mypal A620
DELL Axim X50, X50I, X50V, X3, X3i, X30
Fujitsu Siemens Pocket Loox 410, 600, 610, 720
Siemens SX 66
O2 XDA 2B, XDA, ZDA II, XDA II S, XDA II Mini
i-mate PDA2K
Vodafone VPA compact
PRICING AND AVAILABILITY:
TomTom NAVIGATOR 5 is available from May 2005 at major retailers across Europe. The pricing for the wireless GPS and wired GPS versions will be announced shortly.

*provided by Tele Atlas, a worldwide leading provider of digital map databases

TomTom, a leading navigation solution provider, today announced a new and improved version of its award-winning navigation software solution, TomTom NAVIGATOR 5 for PDAs. An advanced and powerful navigation tool, TomTom NAVIGATOR 5 will turn users' PDAs into a personal assistant on the road.

TRAVEL IN STYLE WITH NEW TOMTOM GO ACCESSORIES

Mar 10 2005

~ TomTom launches new Covers and protective BAG for TomTom GO ~

CeBIT, 10 March 2005; In-car navigation is given a sense of style as TomTom, a leading personal and in-car navigation solution provider today announces the launch of its new TomTom GO Accessories range. Now users can customise their TomTom GO device with new front and back covers in three new, trendy colours and can carry their device safely and in style with the new TomTom BAG.

"Consumers get to choose the colour of their car so why not let them choose the colour of their in-car *navigation solution" said Harold Goddijn, chief executive officer of TomTom.* "As technology products are fast becoming life accessories, style needs to go hand in hand with functionality. The new TomTom Covers and TomTom BAG will further increase the sense of style and personality to our popular GO range."

Whether users want to change their TomTom GO to match their car's interior or their mood, the TomTom Covers come in three different colours: gold, black and azurean blue. For use with the new GO 700, GO 500 and GO 300 devices[?1], users simply click the existing GO covers off and replace them with one of the new ones to turn their device into a truly personal satellite navigation tool.

The new TomTom BAG allows users to transport their GO device outside of the car safely and in style. The TomTom BAG can carry not only the TomTom GO unit, but also the TomTom car mount and has two additional pockets for personal belongings such as a mobile phone or MP3 player. The tough TomTom BAG is water-resistant and ideal for safely transporting a TomTom GO, for instance when taking the device out of the car, or when flying abroad for holiday or business to use in a rental car.

The TomTom covers are sold in packs of three (all three colours) and, along with the TomTom BAG, will be available from the TomTom website www.tomtom.com.

[?1] Front and back covers come in two different models due to SD card requirements on the GO 500 and 300. GO 700 covers (no SD card slot), and GO 300 and 500 covers (SD card slot).

GET YOUR MOTOR RUNNING WITH TOMTOM'S EASY RIDER

Mar 10 2005

~ TomTom Unveils Portable Navigation System on Two Wheels ~

CeBIT, 10 March 2005; TomTom today announces the launch of TomTom RIDER, the first ever all-in-one navigation solution designed specifically for drivers of motorcycles and scooters.

Completely plug and ride, the smart and easy to use TomTom RIDER is the perfect partner for anyone looking to explore and tour the open road or the urban jungle on their motorcycle or scooter. "It comes in a tough weather-proof case and fixes easily to any motorbike or scooter and is easily transferable from one bike to another."

TomTom RIDER features a simple, easy-to-use touch screen that has been designed to work even with gloves, as well as an anti-glare and integrated sun-visor that ensures the best view of the screen possible. It's also portable that you can put it in your bag and take it with you when you're not on your motorcycle or scooter. "TomTom RIDER also provides up to 5 hours of constant driving, powered by its built in Lithium-ion battery.
Additionally, TomTom RIDER's design matches the sleek look and feel of the best motorbikes and scooters in the world."

"TomTom RIDER will redefine what it is like for scooter riders or bikers to easily find their way in any urban jungle or explore any open road in Europe," said Harold Goddijn, TomTom's chief executive officer. "Just fix the case on your motorcycle or scooter, turn it on and go."

TomTom RIDER includes full-featured, detailed maps pre-installed on a memory card and spoken instructions that provide turn-by-turn voice instructions in the rider's choice of 30 languages. A comfortable headset that fits in a helmet works wirelessly via Bluetooth to make sure TomTom RIDER's vocal instructions are as clear as possible. Riders can seamlessly navigate door-to-door to any location in their country or region, as well as find their way to any town in Europe using TomTom's Major Roads of Europe map.

Riders can also choose their preferred route type, for example avoiding motorways, as well as shortest and fastest routes to get the most out of the motorbike driving experience. "TomTom RIDER users can also access the TomTom PLUS information services (see separate press release) through a suitable Bluetooth enabled mobile phone." TomTom PLUS is a bundle of services that provide real time information on traffic congestions and weather conditions and extra downloads such as detailed city maps, additional voices, points of interest and much more.

Other features of TomTom RIDER include:

- Hands free calling via a Bluetooth connection to your mobile phone
- Itinerary planning to allow multiple stops on a journey
- Location finding using full postal codes in the Netherlands and Great Britain
- New routing calculation options (fastest, shortest, avoid toll roads) which can be tested and reviewed before a journey starts

Over 50 new voices and 16 new languages including Polish, Czech, Turkish, Serbian, Croatian, Greek, Russian and even an Australian accent

TomTom RIDER comes with a docking kit and power cable to connect to the motorbike or scooter battery, various mounting options, a Bluetooth headset to fit inside a helmet and pre-installed country map.

TomTom RIDER will be available from Summer 2005. Pricing is not yet determined.

Points of interests (POIs)
Complementing the thousands of POIs already available with TomTom products, TomTom PLUS will enable POI alerts that give customers an audible warning as they approach to guarantee they never miss a gas station for example. TomTom POIs are now also available for download onto a customer's TomTom device to help make POIs as personal as possible.

Navigation voices
With TomTom's voice service, customers can find the voice that best suits their navigation requirements or just to add some variation, entertaining their friends and having some fun. Now, users can download and install different voices from a selection of voices in three languages (English, Dutch and German) and more will be added soon, including celebrity and cartoon characters voices.

City maps
Planning a weekend trip to a city anywhere in Europe is now easier than ever, even if you don't have a country map of your destination. Before visiting a new country, TomTom customers can simply go to the TomTom PLUS portal, select their region and download a city map of their choice or do it in real time via a Bluetooth enabled mobile phone with GPRS.

New TomTom PLUS portal
TomTom users can now access the TomTom PLUS online portal from the main website, www.tomtom.com, and download additional content to use on their navigation devices.
The TomTom PLUS website has a community section to allow users to store and share journey experiences, photos, points of interest, and much more with other TomTom users.

Free Trial
Any customer that buys a TomTom 2005 product will be able to trial a selection of services on a 30 day free trial basis. The trial can be activated directly from their new TomTom device via a Bluetooth enabled mobile phone with GPRS functionality.

Pricing and Availability
TomTom PLUS services will be available from mid-April 2005 when the new products are expected to hit the stores. TomTom PLUS services can be purchased via the TomTom website (www.tomtom.com) separately or as a one-stop shopping bundle including a selection of services. Prices for the services and the bundle ranges will be unveiled in mid-April.

About TomTom
TomTom BV is a leading provider of personal navigation products and service. TomTom's products are easy-to-use and include all-in-one navigation devices, as well as navigation software products which integrate with third party devices such as PDAs and smartphones. TomTom BV was founded in 1991 in Amsterdam and has offices in The Netherlands, United Kingdom, France and USA. TomTom's products are sold through a network of top retailers in 16 countries. ?To learn more about TomTom, visit: www.tomtom.com.

TomTom Unveils New TomTom GO Range with Hands-free Functionality, Connectivity and Improved Map Coverage

CeBIT, 10 March 2005 – TomTom, a leading navigation solution provider, today announces the launch of a new range of the award-winning TomTom GO all-in-one navigation device.

The new range is comprised of three models (TomTom GO 700, TomTom GO 500, TomTom GO 300) and provides a navigation solution to meet all users' needs.

"The world is constantly on the move and the new GO range ensures that people have a smart, easy-to-use car navigation solution to help them stop searching and start finding," said Harold Goddijn, TomTom's chief executive officer. "No other navigation system delivers so much performance and so many cutting edge features at the price points that TomTom GO offers. Navigation is personal, so we have created three models with distinct feature sets to meet the varying needs of our customers."

TomTom GO 700

The TomTom GO 700 is TomTom's full feature, top of the line all-in-one navigation device. It was developed for the most demanding consumers who want the fullest navigation experience.

TomTom GO 700 is equipped with voice communication capabilities that enable it to be used as a hands-free kit for Bluetooth-enabled mobile phones. By connecting to the driver's phone via Bluetooth wireless technology, the driver can safely and comfortably take and make calls while navigating from A to B.

The hands-free functionality works so easily that your phone can even be in your bag or pocket. Simply tap the GO screen to accept a call or to make one and talk through the GO while you drive. The TomTom GO 700 routes calls automatically from your mobile phone through the integrated speaker and microphone with professional sound quality, while the screen continues to show you where to go. You can make calls in the same way, and you can even access your mobile's phonebook through the GO.

The unique integration of GO and your phone is seamless and users will benefit from the bigger screen and clearer UI (User Interface) than is found on mobile phones and hands-free kits. With this feature, there is no need to fit costly phone specific hands-free kits that are time consuming and expensive to install and that need to be re-installed when either the car or the phone is exchanged.

The TomTom GO 700 has a high capacity internal hard disk that comes pre-installed with full, street level maps for Western and Eastern Europe. As a result, driving door-to-door across Europe is now completely seamless. The TomTom GO 700 gives you door-to-door spoken and on screen instructions anywhere from Lisbon to London, from Brussels to Bologna.

A remote control comes standard with the GO 700. Ergonomically designed for maximum driver and passenger comfort, the remote control can now be used whilst driving to ensure drivers' eyes are kept firmly on the road.

The TomTom GO 700 can access the TomTom PLUS information services through a suitable Bluetooth enabled mobile phone. (see separate press release) TomTom PLUS is a bundle of services that provide real time information on traffic congestions, weather conditions and extra downloads such as detailed city maps, additional voices, points of interest and much more.

TomTom GO 500
The TomTom GO 500 comes with pre installed detailed map of your country connected to the Major Roads of Europe map all pre-installed on an SD card. You can go door-to-door across entire country and can seamlessly find your way to any town across Europe using the Major Roads of Europe map.

In addition, TomTom GO 500 has the same hands-free functionality as TomTom GO 700 via Bluetooth-enabled phones. A remote control can be bought separately for the TomTom GO 500. Additionally, TomTom GO 500 is ready for TomTom PLUS services through a suitable Bluetooth enabled mobile phone.

TomTom GO 300
Completing the new GO range is TomTom GO 300. TomTom GO 300 features all the great navigation of the award-winning TomTom GO at an accessible price.

TomTom GO 300 offers the latest street-level map of your country that includes details for each town and city.

Additionally, it is ready for TomTom PLUS services through a suitable Bluetooth enabled mobile phone.

IMPROVED SOFTWARE:
Building on the features that made the original TomTom GO so popular, the new TomTom GO range comes with improved and expanded software and remains as easy to use as ever. New features include

- Itinerary planning to allow multiple stops on a journey
- Location finding using full postal codes in The Netherlands and Great Britain
- New routing calculation options (fastest route, shortest route, avoid toll roads)
- Updated and improved fully connected maps. Allows cross- border planning from and to nearly all streets in Europe and the United States
- Over 50 new voices and 18 new languages including Polish, Czech, Turkish, Serbian, Croatian, Australian, Greek and Russian[†3]
- Automatic adjustment in volume of the voice instruction based on changes in car speed
- A demonstration view that lets you test and review your trip before you actually start driving
- Millions of points of interest including parking, petrol stations, hotels and restaurants with an optional automatic alert option as you approach one.

TomTom GO Features and Accessories At A Glance

TomTom GO	300	500	700
TomTom GO unit	X	X	X
Software and maps of [your region] on SD	X		
Software and maps of [your region] +Major Roads of Europe on SD		X	
Pre-installed maps of whole European region on 2.5 Gigabyte HDD			X
Built-in Bluetooth transceiver	X	X	X
Hands-free phone capability		X	X
Enhanced GPS receiver	X	X	X
Built-in loudspeaker	X	X	X
Rechargeable battery for wireless use	X	X	X
Remote control + batteries		As accessory	X
Assisted Satellite Navigation (for use in tunnels)		X	X
Product code and registration card	X	X	X
Suction mount & docking shoe	X	X	X
Processor	200Mhz	400Mhz	400Mhz
Memory	32MB	32MB	64MB
Cigarette lighter charger/adapter	X	X	X
Power cable and plug adapters	As accessory	X	X
USB cable	X	X	X
CD-ROM User Manual	X	X	X
Carry case + screen cloth	X	X	X
Easy Set-up Poster & Quick Start Guide	X	X	X
Accessories catalogue	X	X	X
TomTom PLUS catalogue	X	X	X

Pricing & Availability:
The new GO devices will be available from major retailers from mid April 2005.
Pricing will be announced shortly.

[UK Only] †2 Available on UK models only
†3 Additional languages include Turkish, Polish, Croatian, Czech, Hungarian, Romanian, Serbian, Russian, Bulgarian, Canadian French, Greek, Australian English, Brazilian Portuguese and Mexican Spanish

For more information please contact:

Scott Johnston
External Relations Manager
TomTom
Tel. +31 20 8500 851
E-mail: scott.johnston@tomtom.com

Matt Rowntree
Account Director
Consumer Tech & Entertainment
Hill & Knowlton (UK) Ltd
Tel: +44 (0)20 7413 3037
E-mail: mrowntree@hillandknowlton.com

About TomTom
TomTom BV is a leading provider of personal navigation products and service. TomTom's products are easy-to-use and include all-in-one navigation devices, as well as navigation software products which integrate with third party devices such as PDAs and smartphones. TomTom BV was founded in 1991 in Amsterdam and has offices in The Netherlands, United Kingdom, France and USA. TomTom's product are sold through a network of top retailers in 16 countries. To learn more about TomTom, visit: www.tomtom.com.

NEW TOMTOM HP NAVIGATION PACK

Mar 07 2005

Media Alert

Never Miss an Appointment with the Latest TomTom HP Navigation Pack

~ TomTom extends HP partnership with new HP iPAQ hx2110 navigation pack ~

1st March 2005, UK; TomTom, Europe's leading personal and in-car navigation solution provider, today announced it is extending its HP partnership with the new TomTom / HP iPAQ hx2110 Pocket PC bundle.

The award-winning TomTom Navigation software provides users with a comprehensive yet easy-to-use in-car GPS navigation solution that turns the HP iPAQ hx2110 PDA into a personal navigation assistant and ensures users get to appointments as quickly as possible.

"TomTom has had great success with earlier HP models and this latest partnership strengthens our market-leading status within the personal navigation industry," said Harold Goddijn, chief executive officer of TomTom. "By providing our Navigation software with the HP iPAQ hx2110 even more PDA users can benefit from GPS navigation and it makes planning your route and getting to your appointment on time easier than ever before."

The TomTom HP Navigation Pack includes great features such as 2 and 3D navigation mapping, which help drivers to clearly visualise the route they are taking and simple touch screen operation. In addition, clear and accurate voice instructions ensure drivers need never take their eyes off the road. Other features include customisable Points of Interest (POI), which allow drivers to programme their own points of interest or information, such as hotels, museums and petrol stations.
The TomTom HP Navigation Pack with HP iPAQ hx2110 includes:

- Fully-featured HP iPAQ hx2110 PDA
- TomTom's award winning Navigation software and the maps of a country or region pre-installed on SD card
- TomTom wireless Bluetooth™ GPS receiver and charger
- TomTom Holder for the HP iPAQ hx2110

This latest TomTom/HP bundle is available now from major retailers at a recommended retail price of £399 including VAT.

For a full list of TomTom Navigation Packs please visit http://www.tomtom.com?

About TomTom
TomTom BV is a global provider of personal navigation solutions for mobile people.
TomTom provides innovative, easy to use navigation products built on world leading hardware and software platforms.

TomTom BV was founded in 1991 in Amsterdam and has offices in The Netherlands, United Kingdom, France and USA. The company's products are sold through a distribution network of top retailers in more than 15 countries. To learn more about TomTom, visit: www.tomtom.com.

TOMTOM AND VAUXHALL UNVEIL COOPERATION

Mar 07 2005

Cooperation will bring TomTom GO to New Model Corsa Cars sold in Europe in 2005

7 March 2005, UK; TomTom, a leading personal and in-car navigation solution provider, today announced cooperation with Opel to bring plug and go navigation to the popular Opel Corsa. A special edition of the Corsa will be rolled out across Western Europe starting as of April 1, 2005 with TomTom GO, TomTom's award winning all-in-one navigation device, as standard equipment.

Providing even further functionality and style to the popular Opel Corsa, this deal will ensure Opel Corsa drivers will have an easy to use, personal and portable car navigation solution whether they are zipping around the city, or on a weekend road-trip with friends.

"The combination of TomTom GO and the Opel Corsa will bring drivers a perfect fit of cutting edge style, ease of use and functionality that both brands are renowned for," said Harold Goddijn, chief executive officer of TomTom.

Select Corsa cars sold throughout Europe will come with a TomTom GO that each driver can simply take out of the box, turn on and begin navigating with no installation needed. The TomTom GO will come with full maps of the driver's country.

Through TomTom GO, Opel Corsa drivers will have the most popular all-in-one portable car navigator. A constant winner in comparative tests and customer adoption, TomTom GO is completely plug and go, easily transferable from car to car and provides comprehensive and accurate in-car navigation. With features such as detailed local maps (additional maps and a map of Major Roads of Europe available separately), the ability to customise POIs (Points-of-Interest) for each major European city; an intuitive touch screen, 3D mapping and clear turn by turn voice instructions drivers get an impeccable navigation experience with TomTom GO.

Alain Visser, Executive Director European Marketing, Opel / Vauxhall, said, "We are very excited to be able to offer TomTom GO to our Corsa customers and continue Opel's tradition of giving our customers innovative, high-quality features and functionality."

About TomTom
TomTom BV is a leading provider of personal navigation products and services. TomTom's products are easy-to-use and include all-in-one navigation devices, as well as navigation software products which integrate with third-party devices such as PDAs and smartphones. TomTom BV was founded in 1991 in Amsterdam and has offices in The Netherlands, United Kingdom, France and USA. TomTom's products are sold through a network of top retailers in approximately 16 countries. ?To learn more about TomTom, visit: www.tomtom.com.

TomTom N.V. – Request for exemption pursuant to Rule 12g3-2(b)
Enclosure to Appendix A – Material Made Public Since 1 January 2004

TomTom and Opel Unveil Cooperation

Cooperation will bring TomTom GO to New Model Corsa Cars sold in Europe in 2005

3 March 2005, [country] – TomTom, a leading personal and in-car navigation solution provider, today announced cooperation with Opel to bring plug and go navigation to the popular Opel Corsa. A special edition of the Corsa will be rolled out across Western Europe starting as of April 1, 2005 with TomTom GO, TomTom's award winning all-in-one navigation device, as standard equipment.

Providing even further functionality and style to the popular Opel Corsa, this deal will ensure Opel Corsa drivers will have an easy to use, personal and portable car navigation solution whether they are zipping around the city, or on a weekend road-trip with friends.

"The combination of TomTom GO and the Opel Corsa will bring drivers a perfect fit of cutting edge style, ease of use and functionality that both brands are renowned for," said Harold Goddijn, chief executive officer of TomTom.

Select Corsa cars sold throughout Europe will come with a TomTom GO that each driver can simply take out of the box, turn on and begin navigating with no installation needed. The TomTom GO will come with full maps of the driver's country.

Through TomTom GO, Opel Corsa drivers will have the most popular all-in-one portable car navigator. A constant winner in comparative tests and customer adoption, TomTom GO is completely plug and go, easily transferable from car to car and provides comprehensive and accurate in-car navigation. With features such as detailed local maps (additional maps and a map of Major Roads of Europe available separately), the ability to customise POI's (Points-of-Interest) for each major European city; an intuitive touch screen, 3D mapping and clear turn by turn voice instructions drivers get an impeccable navigation experience with TomTom GO.

Alain Visser, Executive Director European Marketing, Opel / Vauxhall, said, "We are very excited to be able to offer TomTom GO to our Corsa customers and

continue Opel's tradition of giving our customers innovative, high-quality features and functionality."

- ENDS -

For more information please contact:

[Enter contact details]

About TomTom

TomTom BV is a leading provider of personal navigation products and services. TomTom's products are easy-to-use and include all-in-one navigation devices, as well as navigation software products which integrate with third-party devices such as PDAs and smartphones. TomTom BV was founded in 1991 in Amsterdam and has offices in The Netherlands, United Kingdom, France and USA. TomTom's products are sold through a network of top retailers in approximately 16 countries. To learn more about TomTom, visit: www.tomtom.com.

TOMTOM LAUNCHES FIRST TRULY PERSONAL NAVIGATION SOLUTION

Feb 14 2005

TomTom Launches First Truly Personal Navigation Solution

~TomTom MOBILE 5 is the world's first navigation solution for getting from A to B by car, walking or even on bike ~

Cannes, 14 February 2005; TomTom, Europe's leading navigation solution provider, today announces the launch of the world's first ever truly personal navigation system for advanced mobile phones with the launch of TomTom MOBILE 5.

Using a new TomTom GPS receiver, incorporating the latest high sensitivity technology, TomTom MOBILE 5 provides an easy to use and smart navigation solution that helps consumers to find their way with their smartphones. This provides door to door, accurate navigation anywhere in your country and even around city centers and towns whether walking, driving or cycling.

"TomTom MOBILE 5 is a major step forward in terms of personal navigation and responds to the growing opportunities in the smartphone market." said Harold Goddijn, TomTom's chief executive officer. "For the first time satellite navigation has been extended outside the car and into the hands of anyone who needs to find their way from A to B whichever mode of transport they choose. This is another step forward for TomTom and will make life easier for consumers and underlines our position as the market leader for personal navigation solutions."

WHAT'S NEW:
Incorporating TomTom's award-winning easy-to-use navigation software, the latest version includes:

- Find the quickest route with an estimated time of arrival
- Route planning: for fastest, shortest, pedestrian, bicycle and moped routes
- Postcode support (UK & Netherlands only)
- Full integration into the mobile phone menu to allow navigation to a destination from the contacts stored in a mobile phone
- Supports real-time traffic[1] and up-to-date weather information
- Full itinerary support, plan routes to multiple destinations and add stopping points on the journey
- Download extra maps as and when they are needed

Other features include: the ability to make calls while continuing to get visual route instructions; 3D map view; night and day view settings and customizable Points of Interest (POI) and additional maps, downloadable from http://www.tomtom.com.

HOW IT WORKS:
Installing TomTom MOBILE 5 simply involves inserting a memory card with pre-installed maps and software into a smartphone. TomTom's new Bluetooth[tm] wireless GPS receiver (a small, lightweight device that can be placed in the pocket or a bag) connects automatically to the smartphone. This solution allows greater portability and convenience for using the mobile phone both inside and outside of the car as well as spoken turn-by-turn instructions. The automatic re-routing feature allows for safe and quick redirecting when needed.

Pricing and availability

TomTom MOBILE 5 comes as a bundle on a wide-range of popular smartphones. Prices will vary according to handset and subscription. TomTom MOBILE 5 will be in available in Spring 2005. TomTom MOBILE 5 is initially compatible with:

- Nokia: 6630, 6600, 6260, 6670, 7610, 7710, 9300, 9500
- Orange: SPV C500, E200
- Q-Tek: 8010, 8020, 8060, 8080
- Motorola: MPx 220
- T-Mobile: SDA
- iMate: SP3
- Treo: 650
- Gizmondo

About TomTom

TomTom BV is a global provider of personal navigation solutions for mobile people. TomTom provides innovative, easy to use navigation products built on world leading hardware and software platforms. TomTom BV was founded in 1991 in Amsterdam and has offices in The Netherlands, United Kingdom, France and USA. The company's products are sold through a distribution network of top retailers in more than 15 countries. To learn more about TomTom, visit: www.tomtom.com

[1] Traffic information will be available in United Kingdom, The Netherlands, Belgium, Germany, Sweden, Austria, Switzerland, France, Italy and Spain

Media Alert

Never Miss an Appointment with the Latest TomTom HP Navigation Pack

~ TomTom extends HP partnership with new HP iPAQ hx2110 navigation pack ~

10 February 2005 – [Enter country details] TomTom, Europe's leading personal and in-car navigation solution provider, today announced it is extending its HP partnership with the new TomTom / HP iPAQ hx2110 Pocket PC bundle[1].

The award-winning TomTom Navigation software provides users with a comprehensive yet easy-to-use in-car GPS navigation solution that turns the HP iPAQ hx2110 PDA into a personal navigation assistant and ensures users get to appointments as quickly as possible.

"TomTom has had great success with earlier HP models and this latest partnership strengthens our market-leading status within the personal navigation industry," said Harold Goddijn, chief executive officer of TomTom. "By providing our Navigation software with the HP iPAQ hx2110 even more PDA users can benefit from GPS navigation and it makes planning your route and getting to your appointment on time easier than ever before."

The TomTom HP Navigation Pack includes great features such as 2 and 3D navigation mapping, which help drivers to clearly visualise the route they are taking and simple touch screen operation. In addition, clear and accurate voice instructions ensure drivers need never take their eyes off the road. Other features include customisable Points of Interest (POI), which allow drivers to programme their own points of interest or information, such as hotels, museums and petrol stations.

The TomTom HP Navigation Pack with HP iPAQ hx2110 includes:

- Fully-featured HP iPAQ hx2110 PDA
- TomTom's award winning Navigation software and the maps of a country or region pre-installed on SD card
- TomTom wireless Bluetooth[tm] GPS receiver and charger
- TomTom Holder for the HP iPAQ hx2110

This latest TomTom/HP bundle is available now from major retailers at a recommended retail price of €XX, **[COUNTRIES TO ADD PRICING]** including VAT.

[1] For a full list of TomTom Navigation Packs please visit http://www.tomtom.com

For more information, please contact: **[Add Country PR details]**

About TomTom
TomTom BV is a global provider of personal navigation solutions for mobile people. TomTom provides innovative, easy to use navigation products built on world leading hardware and software platforms.
TomTom BV was founded in 1991 in Amsterdam and has offices in The Netherlands, United Kingdom, France and USA. The company's products are sold through a distribution

network of top retailers in more than 15 countries. To learn more about TomTom, visit: www.tomtom.com.

Onenigheid over kaartlezen en de weg vinden belangrijkste oorzaak van ruzie in de auto in Nederland

Jan 10 2005

Onenigheid over kaartlezen en de weg vinden belangrijkste oorzaak

van ruzie in de auto in Nederland

Pan-Europees onderzoek van TomTom wijst uit:

> Agressief rijgedrag is de grootste zorg voor bestuurders

> Een navigatiesysteem is het favoriete gadget voor in de auto

Amsterdam, .. januari 2005 - Onenigheid over kaartlezen en navigatie in de auto is volgens ruim 40 procent van de Nederlanders de belangrijkste oorzaak van ruzie onderweg. Dat is een van de conclusies uit een pan-Europees onderzoek dat het Britse onderzoeksbureau Lightspeed heeft uitgevoerd, in opdracht van TomTom BV.

Een andere vraag betrof de grootste zorg tijdens het autorijden. Hieruit blijkt dat ruim de helft (50,4%) van ons zich zorgen maakt over agressief rijgedrag. Een lege accu is juist niet iets waar Nederlanders zich zorgen over maken tijdens het rijden: slechts 2,9% koos voor deze optie. Voor 10% van de deelnemers was autopech en niet weten waar men zich precies bevindt de grootste angst. Interessant is dat van de mensen die deze keuze maakten, ruim 20% in het noorden van het land woont en slechts 7,8% in het westen van het land.

De slechtste bestuurders in Europa zijn volgens ons de Fransen (32%). Waarom? Ze voegen niet volgens de regels in (32%), ze negeren verkeersborden (21,5%) en ze halen links en rechts door elkaar (24,1%). Interessant is dat hierover de meningen zijn verdeeld in Europa. Volgens de Duitsers, de Spanjaarden en de Fransen zijn juist de Italianen de grootste boosdoeners op de weg. Wij doen het zelf volgens onze oosterburen ook niet al te best: 22% van de Duitsers van 45 jaar en ouder houdt het er op dat wij Nederlanders de slechtste bestuurders op de weg zijn. Duitsers tussen 35 en 44 jaar zijn iets milder: hiervan is 16% deze mening toegedaan.

Op de vraag wat de beste gadget is voor in de auto, antwoordde een overweldigende meerderheid van 75,7%: een autonavigatiesysteem. Ook in de rest van de Europese landen in het onderzoek stond een autonavigatiesysteem op de eerste plaats. 20% van de Nederlanders zou graag een DVD-speler in de auto hebben, om de kinderen rustig te houden tijdens het rijden.

Onenigheid over kaartlezen in de auto staat met 42,3% hoger op de lijst met ergernissen tijdens het rijden dan bijvoorbeeld ruziënde kinderen op de achterbank (22,1%), files (13,8%) of een gemiste afslag (12,4%). TomTom heeft hiervoor de perfecte oplossing: de TomTom GO, het gemakkelijk te gebruiken alles-in-een navigatiesysteem voor in de auto. TomTom GO zorgt ervoor dat bestuurders snel en zonder stress op hun plaats van bestemming komen. De beste route wordt automatisch berekend en TomTom GO geeft tijdens het rijden duidelijke instructies zodat ruzie over de weg zoeken of vragen tot het verleden behoort.

Meer informatie is te vinden op de website van TomTom: www.tomtom.com.

Voor het onderzoek zijn in totaal 1.006 mensen in Duitsland, Frankrijk, Nederland, Spanje en Groot Brittannië ondervraagd.

Over TomTom

TomTom is wereldwijd leverancier van persoonlijke navigatieoplossingen voor mobiele mensen. TomTom biedt innovatieve en gemakkelijk te gebruiken navigatieproducten voor bekende hardware- en softwareplatforms. TomTom is in 1991 opgericht in Amsterdam en heeft vestigingen in Nederland, het Verenigd Koninkrijk en de VS. De producten van het bedrijf worden verkocht via een distributienet van detailhandelaren in meer dan 15 landen. Meer informatie over het bedrijf is te vinden op www.tomtom.com.

TomTom appoints *Stephan van Kruisselberge* as new Head of Marketing

~ Van Kruisselberge brings years of experience in consumer and brand marketing to TomTom ~

January , 2005, Amsterdam – TomTom BV, Europe's leading personal and in-car navigation solution provider, is pleased to announce the appointment of **Stephan van Kruisselberge** as the new Head of Marketing.

Van Kruisselberge will lead a global team of over 15 people and will be responsible for all external communications around the TomTom brand and product portfolio. TomTom will leverage Van Kruisselberge's extensive background in consumer marketing to ensure that personal navigation becomes a part of the consumer's everyday life.

"The TomTom brand has made great strides in conquering the consumer sector in the last year. However, consumers are more demanding then ever and they want to know exactly what to expect from the products they buy. A company needs to infuse high levels of creativity and a laser focused approach to ensure success and I am eager to play my part in helping TomTom to do this. TomTom is in the unique position of driving its market category and I am confident our products will be able to live up to all our brand promises and become an integral part of everyday life." – says van Kruisselberge.

Van Kruisselberge's career began at Henkel, where he managed several brands of Dutch household detergents, including Witte Reus, Dixan and Bref Ultra Clean. Van Kruisselberge then moved on to work for Nuon, a Dutch energy company, where he was

responsible for all marketing communication of green energy products on the Dutch market, as well as media management of the company.

Van Kruisselberge received his Masters in Business Economics from Erasmus University Rotterdam.

About TomTom

TomTom BV is a global provider of personal navigation solutions for mobile people. TomTom provides innovative, easy to use navigation products built on world leading hardware and software platforms.

TomTom BV was founded in 1991 in Amsterdam and has offices in The Netherlands, United Kingdom and USA. The company's products are sold through a distribution network of top retailers in more than 15 countries.

To learn more about TomTom, visit: www.tomtom.com.

TOMTOM TEAMS WITH HP TO OFFER COMPLETE POCKET PC NAVIGATION SOLUTION

Dec 21 2004

Amsterdam, 17th November 2004; TomTom today announced the availability of its latest all-in-one in-car navigation solution for simple, stress free travel. The new **TomTom HP Navigation Pack** combines TomTom's award-winning car navigation software for Pocket PC. Combined with the HP iPAQ rz1710 Pocket PC, the TomTom navigation pack offers ultimate style, portability and clear and accurate navigation. The user-friendly solution is the perfect choice for any driver who wants an easy-to-use PDA with all the benefits of an in-car navigation device.

With great features such as 2 and 3D navigation mapping, which help drivers to clearly visualise the route they are taking and a simple touch screen operation, the TomTom HP Navigation Pack has been made to enhance the driving experience of consumers. Other features include Customisable Points of Interest (POI), which allow drivers to programme their own points of interest or information, such as hotels, museums and petrol stations. In addition TomTom navigation offers clear and accurate spoken instructions.

When combined, TomTom navigation software and the HP iPAQ rz1710 Pocket PC offers the most up-to-date in technology for the Pocket PC. The HP iPAQ rz1710 Pocket PC offers a broad range of features, applications, expansion capabilities and multimedia providing easy access to calendar, contact, task and appointment applications. The sleek, slim new design of the rz1710 provides users with a mobile office easily carried in a pocket or purse. With up to 25MB of user accessible memory, the iPAQ rz1710 provides the storage necessary to save multimedia files and special programmes. Additionally, customers can easily transfer files to - or access information from Secure Digital (SD) and MultiMedia memory cards via the integrated SD slot. The iPAQ rz1710 is powered by Microsoft® Windows Mobile® 2003 SE software

The TomTom HP Navigator Pack contains:

- **HP iPAQ rz1710 Pocket PC**
- **TomTom navigation software and the maps of your country or region pre-installed on a SD Card**
- **TomTom GPS receiver**
- **TomTom Car Kit for HP iPAQ rz1710 Pocket PC**

About TomTom
TomTom BV is a global provider of navigation solutions for mobile people.
TomTom offers mobile users a broad range of innovative travel products for handheld computers and mobile phones including personal navigation systems, travel guides and dictionaries.

TomTom BV (formerly known as Palmtop BV) was founded in 1991 in Amsterdam and has offices in The Netherlands, United Kingdom and USA. The company's products are sold through a distribution network of top retailers in more than 15 countries.
To learn more about TomTom, visit: www.tomtom.com.

GREAT BRITISH 'DAYS OUT' IS UNDER THREAT ACCORDING TO NEW SURVEY

Dec 15 2004

Great British 'Day Out' Is Under Threat
According To New Survey

09, December 2004, UK - A recent European-wide survey by Lightspeed Research, commissioned by TomTom, Europe's leading personal and in-car navigation solution provider, shows that **the great British 'day-out' tradition is at risk of disappearing because of congested roads and overcrowding.**

Busy and stressful roads are named as the key culprit for causing people to stay at home, with **25% of respondents finding that the journey to get to day-tripper hotspots is too much to handle**. A further third of UK respondents are put off from going on days out such as ice skating, shopping and visiting relatives because there are too many tourists in the same place at the same time.

Top results: Why would Brits rather stay at home than have a day out?
1 The tourist spots are too crowded 34.7%
2 It's too busy and stressful on the roads 25.4%
3 I can't afford it 25.3%
4 I'm much rather just stay at home 6.8%
5 I wouldn't know how to find anywhere 3.5%
6 Other 4.3%

Dazed and confused?
It seems that the youth of today are deciding against days out because they are not comfortable reading a map and have difficulty finding their way to a new location. **Just over one out of every ten (10.1%) UK respondents under 25 claimed they were put off from enjoying a good day out because they simply wouldn't know how to get there.**
Home sweet home for the silver generation
Statistics reveal that **over 30% of over 45 year olds are put off from going on a day out because it is too busy on the roads and they panic at not being able to find their location. Although not a cure for busy roads, TomTom's all-in-one in-car navigation system, the TomTom GO, can make a day-out with friends and family much easier. For example:**

- Busy, congested roads can be avoided by using TomTom GO's re-routing function. If you find yourself facing standstill traffic and annoying delays, you can simply take another road and be directed via a new route to your destination
- There's no need to be stressed by unforeseen journey times as you can plan your journey and find out the distance and time it will take before you even leave the driveway
- Not knowing where to go was a major concern for 18-24 year old Brits. With TomTom's navigation assistance, pre-planned routes and voice commands mean you don't have to worry about getting lost.

Pricing and Availability:
TomTom GO is available through at major retailers such as PC World, Dixons and Carphone Warehouse. The recommended retail price for TomTom GO is from £499, including VAT. More information is available at the TomTom website at www.tomtom.com. Customer support can be reached on 08451610009.

About TomTom

TomTom BV is a global provider of navigation solutions for mobile people.
TomTom offers mobile users a broad range of innovative travel products for handheld computers and mobile phones including personal navigation systems, travel guides and dictionaries.

TomTom BV was founded in 1991 in Amsterdam and has offices in The Netherlands, United Kingdom and USA. The company?s products are sold through a distribution network of top retailers in more than 15 countries.
To learn more about TomTom, visit: www.tomtom.com.

About Lightspeed Research

Lightspeed Research provides rapid, reliable research solutions through global online panels. Through its network of proprietary panels and accredited panel partners, Lightspeed Research can provide access to over 14 million household members across 25 countries in Europe, North America and Asia-Pacific.
For more information, please contact: James Sallows (020 7896 1965)
Note to editors:
TomTom Go retails at the RRP of £499 and is available in shops now or from www.tomtom.com
Survey was undertaken in August 2004 by Lightspeed research on a representative sample of over 4,000

DRIVER'S MOST WANTED GADGETS REVEALED

Nov 29 2004

Independent European Survey Reveals The Hottest Gadgets For The Modern Motorist

55% of respondents agreed that their most wanted gadget was in-car navigation according to a pan-European survey of 4,000 drivers carried out for TomTom by Lightspeed Research.

In second place with a mere 14% was a DVD system to keep the kids occupied, while in third place with 11% drivers want a portable fridge to keep drinks and snacks fresh.
Top results: What is your most wanted in-car gadget?
1In-car navigation 55.9%
2 Portable DVD player 13.8%
3 Portable fridge 8.2%
4 Portable jump start kit 7.7%
5 Compressed air car-jack 4.0%
6 Other 10.4%

Switched-on seniors
The survey revealed that in-car gadgetry is no longer just for the tech-savvy twenty-something crowd - an overwhelming 64% of Brits over 45 years-old opted for in-car navigation as their favourite in car gadget.
Although not as popular as in-car navigation, the second favourite among the over 45 year olds was a portable DVD player (8%) to keep their kids and grandchildren happy.

The gadget of choice for 20-somethings
In-car navigation proved most wanted among the 20-something age group with 56% of 18-24 year olds and 42% of 25-35 year olds casting their votes for this type of gadget.

Men admit they need help behind the wheel
Although both men and women favoured in car navigation over other in-car gadgets, 60% of men chose navigation systems compared to 51 % of women. Are men trying harder to keep the peace in the car, or do they trust a gadget more than their girlfriend?
Portable DVD players were more popular among women than men with 15% v's 12% opting for this in-car gadget.

North vs. South
Results indicate that those in the South may be slightly more stressed on the road than their Northern counterparts as 57% of Southerners expressed the desire for in-car navigation to take them stress free from A to B compared to 52% of Northerners.
TomTom believes the in-car navigation device has come top of the list because of its ability to help the driver in a multitude of ways. For example:

- It can take you from A-B, stress free and ensure you never get lost again
- Voice commands mean you don't have to take your eyes off the road and be dangerously distracted
- It can re-route you round traffic jams to ensure you get to your destination in the fastest and simplest way
- You can plan your journeys in advance and find out how long it will take you and exactly how far away it is - before you even leave the driveway

- If you choose a portable device such as TomTom GO, you can transport it to all of your family cars quickly and easily
- And last but not least – it's great at preventing those in-car 'map-reading' arguments

Pricing and Availability:
TomTom GO is available through at major retailers such as PC World, Dixons and Carphone Warehouse. The recommended retail price for TomTom GO is from £499, including VAT. More information is available at the TomTom website at www.tomtom.com. Customer support can be reached on 08451610009.

About TomTom
TomTom BV is a global provider of personal navigation solutions for mobile people.
TomTom provides innovative, easy to use navigation products built on world leading hardware and software platforms.

TomTom BV was founded in 1991 in Amsterdam and has offices in The Netherlands, United Kingdom and USA. The company's products are sold through a distribution network of top retailers in more than 15 countries. To learn more about TomTom, visit: www.tomtom.com.

About Lightspeed Research
Lightspeed Research provides rapid, reliable research solutions through global online panels. Through its network of proprietary panels and accredited panel partners, Lightspeed Research can provide access to over 14 million household members across 25 countries in Europe, North America and Asia-Pacific.

Note to editors:
TomTom Go retails at the RRP of ?499 and is available in shops now or from www.tomtom.com
Survey was undertaken in August 2004 by Lightspeed research on a representative sample of over 4,000 respondents across Europe.

* TomTom is Europe's leading navigation solutions provider

ROADTRIP WINNERS - WEEK 4!

Nov 08 2004

We are happy to announce that a?4th couple of winners of the RoadTrip has been selected.

Congratulations should therefore go to Angelika Koern from Germany and S. Kokholm from Denmark.
Thank you for playing with us!

ROADTRIP WINNERS - WEEK 3!

Nov 02 2004

We are happy to announce that a 3rd couple of winners of the RoadTrip has been selected.

Congratulations should therefore go to Tim Wijkman from the Netherlands and Stef Mylle from Belgium. Thank you for playing with us!

TomTom Introduces Permanent Docking Kit for TomTom GO

Amsterdam 01 November 2004 [COUNTRIES TO LOCALISE] - TomTom, Europe's leading personal and in-car navigation solution provider, today announced the availability of the Permanent Docking Kit for TomTom GO™. The Permanent Docking Kit redefines the way TomTom GO operates in the car, integrating with other car features including power, audio and lighting.

For professional installation only, the Permanent Docking Kit is attached to the car internally and enables TomTom GO to connect directly to the car's power and audio system via industry standard ISO connectors.

"The Permanent Docking Kit is ideal for car dealerships, as well as car accessory and after market specialists who want to give users an integrated platform for operating their TomTom GO. It also provides after market specialists a much higher added value as a service centre. At the same time the Permanent Docking Kit retains ease of use and allows the mobility of the unit from one car to another", said Peter-Frans Pauwels, chief technology officer at TomTom.

By installing the Permanent Docking Kit the TomTom GO will automatically switch on and off with the car ignition, as well as charge the TomTom GO's internal battery. In addition, the car's audio system will optionally be muted during the TomTom GO's clear voice guided instructions.

The external GPS antenna enhances reception and also means that the TomTom GO can be positioned for the driver's convenience.

The Permanent Docking Kit has a recommended retail price of €249 and will be available at car accessory and after market specialists from January 2005. The Permanent Docking Kit comes with poster size installation instructions and can be fitted by professional car accessory fitters.

Ends

About TomTom
TomTom BV is a global provider of personal navigation solutions for mobile people.
TomTom provides innovative, easy to use navigation products built on world leading hardware and software platforms.
TomTom BV was founded in 1991 in Amsterdam and has offices in The Netherlands, United Kingdom and USA. The company's products are sold through a distribution network of top retailers in more than 15 countries. To learn more about TomTom, visit: www.tomtom.com.

For more information, please contact:

[Add Country PR details]

TomTom Teams with HP to Offer Complete Pocket PC Navigation Solution

Amsterdam, XX November 2004 **[ENTER COUNTRY DETAILS]** – TomTom today announced the availability of its latest all-in-one in-car navigation solution for simple, stress free travel. The new **TomTom HP Navigation Pack** combines TomTom's award-winning car navigation software for Pocket PC. Combined with the HP iPAQ rz1710 Pocket PC, the TomTom navigation pack offers ultimate style, portability and clear and accurate navigation. The user-friendly solution is the perfect choice for any driver who wants an easy-to-use PDA with all the benefits of an in-car navigation device.

With great features such as 2 and 3D navigation mapping, which help drivers to clearly visualise the route they are taking and a simple touch screen operation, the TomTom HP Navigation Pack has been made to enhance the driving experience of consumers. Other features include Customisable Points of Interest (POI), which allow drivers to programme their own points of interest or information, such as hotels, museums and petrol stations. In addition TomTom navigation offers clear and accurate spoken instructions.

When combined, TomTom navigation software and the HP iPAQ rz1710 Pocket PC offers the most up-to-date in technology for the Pocket PC. The HP iPAQ rz1710 Pocket PC offers a broad range of features, applications, expansion capabilities and multimedia providing easy access to calendar, contact, task and appointment applications. The sleek, slim new design of the rz1710 provides users with a mobile office easily carried in a pocket or purse. With up to 25MB of user accessible memory, the iPAQ rz1710 provides the storage necessary to save multimedia files and special programmes. Additionally, customers can easily transfer files to – or access information from – Secure Digital (SD) and MultiMedia memory cards via the integrated SD slot. The iPAQ rz1710 is powered by Microsoft® Windows Mobile™ 2003 SE software

The TomTom HP Navigator Pack contains:
- HP iPAQ rz1710 Pocket PC
- TomTom navigation software and the maps of your country or region pre-installed on a SD Card
- TomTom GPS receiver
- TomTom Car Kit for HP iPAQ rz1710 Pocket PC

The TomTom HP Navigator Pack is available now from major retailers across **[INSERT COUNTRY DETAILS]** at a recommended retail price of €XX [£XX), **[COUNTRIES TO ADD PRICING]** including VAT.

About TomTom
TomTom BV is a global provider of navigation solutions for mobile people.
TomTom offers mobile users a broad range of innovative travel products for handheld computers and mobile phones including personal navigation systems, travel guides and dictionaries.
TomTom BV (formerly known as Palmtop BV) was founded in 1991 in Amsterdam and has offices in The Netherlands, United Kingdom and USA. The company's products are sold through a distribution network of top retailers in more than 15 countries.
To learn more about TomTom, visit: www.tomtom.com.

For more information, please contact:

[Add Country PR details]

ROADTRIP WINNERS - WEEK 2!

Oct 25 2004

The second group of RoadTrip winners have been selected! We are pleased to announce that Ana Pina and John Alliston have won a total in-car navigation package including a TomTom MOBILE + a Orange SPV-E200 smartphone worth over 500Euros.

The competition will be held until November 7th. TomTom MOBILE team will select 2 new winners after this week's round, so take your chance and join the game!

Truck Driving Made Easy With TomTom GO

~All-in-one portable vehicle navigation device is easy to use and a perfect companion for truck drivers everywhere ~

Amsterdam XXX 20 October [COUNTRIES TO LOCALISE] - TomTom, Europe's leading personal and in-vehicle navigation solution provider, today announced the availability of TomTom GO™ for truck drivers. This portable, all-in-one vehicle navigation device has been designed to help drivers travel across the UK [ADD OWN COUNTRY DETAILS] and other major Western Europe Countries* using the quickest and easiest routes.

TomTom GO integrates TomTom's award winning personal navigation software into a portable, cable-less design that fits into any heavy goods vehicle. TomTom GO has a Lithium Ion battery that lasts for five hours. Moreover, TomTom GO is supplied with a cigarette lighter adaptor which is compatible with both a 12V and 24V connection which is ideal for trucks. As TomTom GO works 'out of the box' it can be easily transferred from one vehicle to another, allowing drivers to use it in any truck they drive, perfect for companies with large fleets and truckers who drive different vehicles.

"With TomTom GO, we believe we can help make truck drivers' lives easier. As they spend their lives on the road, we have delivered an easily accessible, simple-to-use and install, vehicle navigation solution," said Harold Goddijn, TomTom's chief executive officer. "There has never been a faster, easier or safer way to navigate your way to where you have to, or want to go."

TomTom GO is easy to set up and use. Simply place TomTom GO in the vehicle mounting kit provided and mount on the truck's windshield or dashboard, for instant access to colour 3D navigation views. With voice-guided instructions in the language of choice, these audio instructions are so clear that a journey can be navigated on voice instructions alone. This makes TomTom GO the perfect companion on international journeys through the night, guiding truckers safely and without stress.

TomTom GO is straightforward to use. It has a simple and unique touch screen activator which is completely intuitive meaning a route can be planned with just a few taps on the screen. Once the route has been planned, TomTom GO gives an estimated journey arrival time, allowing drivers to pre-plan their day. TomTom GO then offers the best route available, taking into account all towns, and cities as well as all major and minor roads. TomTom GO also has an instant re-routing service, so if a wrong turn is taken during a journey; it automatically sends the driver back in the right direction, hassle-free.

In addition, TomTom GO also contains many pre-installed Points of Interest (POI), allowing truckers to select places of interest along their journey, such as petrol stations, restaurants and rest stops. Truckers can further customise their TomTom GO by creating their own POIs which can alert them of such things as bridges with height restrictions or roads which are unsuitable for heavy goods vehicles. Truckers can then share these points of interest with other truckers making it easier for fellow drivers to customise their journey and get from A to B in the shortest time possible. This information can be shared with fellow truckers via various POI databases. Links to different POI databases can be found on the TomTom website,

http://www.tomtom.com/addons/index.php?Product=0&Category=20&Language=1

Additional Features Available with TomTom GO:

TomTom Maps

TomTom GO comes complete with a CD of all roads of the UK [ADD OWN COUNTRY DETAILS] and the major roads of Western Europe, which can be easily installed onto the device, alternatively international truck drivers are able to purchase a selection of complete maps of individual Western European countries* which are pre-installed on SD memory cards. These cards are then easily inserted into the TomTom GO once a country border has been reached, allowing the driver to immediately start navigating through their chosen country. As well as including a detailed map of the chosen country, the SD card includes detailed points of interest and information, such as restaurants, petrol stations and hotels.

Assisted Satellite Navigation

TomTom GO features Assisted Satellite Navigation, which provides virtually uninterrupted navigation, including in tunnels and urban canyons. TomTom GO is powered by a Lithium-ion battery which lasts up to five hours. It is the only all-in-one navigation system that can offer this level of battery operation, effectively eliminating the need for loose power cables.

Maximising GPS Reception

To ensure the best possible GPS reception it is recommended TomTom GO is used in conjunction with an external antenna.

Pricing and Availability

TomTom GO is available at major retailers at the recommended retail price of €799, including VAT. Detailed country maps on SD cards are also available from major retailers priced at €149 TBC, per map, including VAT.

More information is available at the TomTom website at www.tomtom.com.
Customer support can be reached on XXXXXXXXX [PLEASE ADD COUNTRY DETAILS].

*Country maps available for Great Britain, Benelux (Belgium, Netherlands, Luxembourg), France, Italy, Germany, Alps (Austria, Switzerland and Southern Germany), Scandinavia (Denmark, Sweden, Norway, Finland) and Spain.

About TomTom
TomTom BV is a global provider of personal navigation solutions for mobile people.
TomTom provides innovative, easy to use navigation products built on world leading hardware and software platforms.
TomTom BV was founded in 1991 in Amsterdam and has offices in The Netherlands, United Kingdom and USA. The company's products are sold through a distribution network of top retailers in more than 15 countries.
To learn more about TomTom, visit: www.tomtom.com.

For more information, please contact:

[Add Country PR details]

Technical specification

Processor	200MHz ARM920T
Screen	3.5" 320 x 240 x 262,144 colour TFT LCD
Memory	32MB RAM
Battery	Internal 2,200 mAh Li-Ion
Size and weight	115 mm x 92 mm x 58 mm. 310 grams
Memory card	SD card included, contains application and maps
GPS receiver	Integrated 12-channel "All-in-View" tracking with internal antenna and support for external active antenna
Assisted satellite navigation	GPS location assisted by unique integrated dead reckoning system. Maintains position during loss of satellite signal such as in a tunnel.
Sound	Powerful Internal loudspeaker and optional connection to car stereo system
Power supply	Cigarette lighter plug and universal mains adapter
PC-connection	USB cable
Accessories	1. Additional maps on CD Maps Of Western Europe on SD and the TTGO Maps for one region on SD 2. Inter-changeable coloured front covers 3. Additional car mounting options 4. Active antenna kit

ROADTRIP - FIRST WINNERS!

Oct 19 2004

The first RoadTrip winners have been selected! We are pleased to announce that Francesco Rita from Italy and Gregory Ruget from France have won a total in-car navigation package including a TomTom MOBILE + a Orange SPV-E200 smartphone worth over 500Euros.

The competition will be held until November 7th. TomTom MOBILE team will select 2 new winners after this week's round, so take your chance and join the game!

TOMTOM GO NOMINATED AGAIN: DUTCH CRN CHANNEL AWARDS

Oct 15 2004

TomTom GO is nominated for best product of the year in the Dutch CRN Channel Awards! All finalists for this award were chosen by the readers and the winner will be announced on 17 November in Amsterdam.

Click here and get your chance to vote for TomTom GO as Product of the Year!!!

CHANGEABLE FRONT COVERS FOR TOMTOM GO

Oct 15 2004

TomTom, Europe's leading personal and in-car navigation solution provider introduces a selection of changeable front covers for TomTom GO, the all-in-one car navigation device. The front covers have been designed so that you can personalise your TomTom GO and bring colour and excitement inside your car! Each front cover has been designed to enhance the style of TomTom GO, the all-in-one car navigation device.

Not only can you now customise TomTom GO to suit your car's interior, but you can also add your own personal touch. TomTom GO front covers are available in intense red, luscious lime green and beautiful black. With colours such as these you really can't GO wrong!

Changeable Front Covers for TomTom GO will be available from end-October at major retailers and in the TomTom web store (www.tomtom.com). The recommended retail price for a coloured front cover is £14.99, including VAT.

BRITS GO BONKERS AT THE WHEEL

Oct 13 2004

A nation of short fuses: survey reveals that British drivers suffer from road rage and driving stress

- It's official: Brits can't control their anger in the car. Exclusive survey results from TomTom, Europe's leading personal and in-car navigation solution provider, and Lightspeed Research, reveal that nearly **half (48.7%)** of all UK respondents have a major problem with **road rage and traffic stress**.

Feeling Congested?
Nearly a third of UK over 45 year old respondents (30.3%) say that traffic jams drive them nuts, showing that British roads are getting more and more overcrowded

Temper, temper?

- Accidents, gridlock and delays - it's no wonder that over 20% of respondents feel that road rage is THE major driving hazard.

- A stressed out 20% of 18-24 year olds get infuriated when they lose their way

Getting your bearings
Men appear to be far more confident than women, with the latter being more concerned about getting lost:

- 1 in every 6 (16.1%) female respondents can't bear breaking down on the motorway and not knowing the location. This almost doubles the amount of male respondents at nearly 10%

- 15.4% of females hate getting lost and feeling stranded, compared to only 5.3% of males?

The new TomTom GO offers a solution for these problems. TomTom GO is an all-in-one car navigation device designed to make driving less stressful as well as much easier and faster. TomTom GO plans your route for you beforehand, so there's none of the arguing or stress driving can bring. Simply type in the address of where you want to go or that famous landmark and let TomTom GO do the rest. The perfect driving experience is only a touch screen away.
Other key findings:

- The Dutch (50%) and the Germans (48%) view road rage as the biggest potential problem when driving

- Over 30% of French respondents feel that locking their keys in the car is the biggest driving disaster

- Ah, to live in Spain! The roads are so peaceful only 8% of those surveyed see being stuck in traffic as a driving nightmare

- Interestingly, a flat tyre and a flat battery were seen as minor driving problems throughout Europe

About TomTom

TomTom BV is a global provider of navigation solutions for mobile people.
TomTom offers mobile users a broad range of innovative travel products for handheld computers and mobile phones including personal navigation systems, travel guides and dictionaries.

TomTom BV was founded in 1991 in Amsterdam and has offices in The Netherlands, United Kingdom and USA. The company's products are sold through a distribution network of top retailers in more than 15 countries.
To learn more about TomTom, visit: www.tomtom.com.

About Lightspeed Research
Lightspeed Research provides rapid, reliable research solutions through global online panels. Through its network of proprietary panels and accredited panel partners, Lightspeed Research can provide access to over 14 million household members across 25 countries in Europe, North America and Asia-Pacific.

TOMTOM AWARDED BY CONNECT IN GERMANY

Oct 12 2004

7th October 2004; October started very successfully for TomTom in Germany. During a Connect Readership Award Party TomTom products were awarde in two categories:

1. TomTom Navigator 3?received GOLD (1st place) in the category of PDA based systems.
Results:

- 1st TomTom Navigator 3 (34%)
- 2nd T-Mobile NaviGate (15,4)
- 3rd Falk Navigator 2004 (11,5)

2. TomTom GO received BROZE (3rd place) in the category of Non Built in Navigation systems
Results:

- 1st. Becker Indianapolis (24,3%)
- 2nd. Blaupunkt Travel Pilot (23,3)
- 3rd. TomTom GO (21,4%)

We are very happy to see that consumers have already recognised TomTom as a market leader.
It is worth emphasising that TomTom GO was present on the German market only few days when the Awards survey was executed and the systems against which GO had to compete are representing well known and established brands.

TOMTOM WINNING AGAIN! BEST OF RETAILVISION EUROPE AWARD

Oct 12 2004

Munich, Germany; At the end of September leading European computer retailers honored vendors of consumer technology at RetailVision Europe Fall 2004 Event. For the past 13 years, the "Best of RetailVision Awards" have been acknowledged as one of the computer retail industry's leading honors and we are proud to announce that TomTom played a significant role in the competition.

Event in Munich gathered more than 140 retailer executives from more than 20 European countries to preview, review, and evaluate the latest technology and programs from more than 55 vendor companies. Retailers voted for seven major award categories and TomTom's products were awarded in 2 of them:

- **Best Hardware Product: Tom Tom** and Unibrain
- Best Software Product: Nero
- Best Accessories Product: Battery Technology
- Best Digital Home Product: Hewlett-Packard
- Best Presentation: Samsung
- Best Retail Strategy: Samsung
- Best Vendor: Tom Tom

Those awards prove that TomTom has already received a great professional recognition on the market. We are striving to be the best and we will continue with building our strong brand in Europe.

TOMTOM INTRODUCES INDIVIDUAL COUNTRY MAPS ON SD CARDS FOR TOMTOM GO

Sep 24 2004

Amsterdam, 22th September 2004 - TomTom, Europe's leading personal and in-car navigation solution provider, today announces its national road maps for drivers travelling across Europe* using TomTom GO, the all-in-one car navigation device. The maps, which are pre-installed on SD memory cards marks the first time that individual country maps have been made available for the car driver in such an easy to use format. Holiday makers and business drivers alike simply need to pop the new card into their TomTom GO when they hit the border - and can then keep on driving.

The maps have been created by TomTom to ensure that drivers using TomTom GO enjoy an easy, stress-free journey while driving across Europe. The memory cards only need to be slotted into the device and then the driver can immediately start navigating in his chosen country, using the detailed maps provided. The SD card includes a detailed map of the chosen country, as well as points of interest, such as restaurants and hotels.

TomTom GO is designed to get you from A to B in the easiest way possible. Just type in the address of where you are and where you want to go and let TomTom GO do the rest.

Detailed country maps on SD cards for TomTom GO will be available from mid-October at major retailers. The recommended retail price is £149, per map, including VAT.

More information is available at the TomTom website at www.tomtom.com.

*Country maps available for Great Britain, Benelux (Belgium, Netherlands, Luxembourg), France, Italy, Germany, Alps (Austria, Switzerland and Southern Germany), Scandinavia (Denmark, Sweden, Norway, Finland) and Spain.

TOMTOM IS NUMBER ONE IN EUROPE

Sep 23 2004

23 September 2004-- TomTom, Europe's leading personal and in-car navigation solution provider, today announces that it is the number one provider of mobile GPS[1] navigation solutions in the EMEA region (Europe, Middle East and Africa) according to a new report by Canalys. By developing top quality and consumer friendly car navigation solutions TomTom stands above all competitors and according to the latest figures from Canalys[2], has the lead position overall, with 26% market share.

Canalys also notes that the GPS navigation market continues to grow in all areas.

"This report proves that car drivers want smart solutions that empower them to stay mobile, but are also fun and personal. TomTom delivers this", said Harold Goddijn, TomToms chief executive officer. "By making superior technology easy to use and install, personalised, in addition to accessible at a great value across multiple platforms, TomTom provides the ideal car navigation solution. We take the stress and complexity out of driving and allow car drivers to find their destination quickly and easily."

Canalys' report shows that, although the in-car navigation market is currently dominated by solutions for PDAs, (handheld PCs) the next big growth area is likely to be mobile stand-alone GPS units and solutions for mobile phones.

TomTom provides GPS-based car navigation products for all currently available platforms, including dedicated, fully-integrated units (TomTom GO), smartphones (TomTom MOBILE) and solutions for PDAs (TomTom Navigator), demonstrating that TomTom's strategy is completely in line with expectations for growth within this market.

---

[1] Global Positioning System

[2] For further information on the report, please refer to the Canalys press release at http://www.canalys.com/pr/2004/r2004093.htm or see www.canalys.com

TOMTOM GO JUST GOT BETTER; INTRODUCING TOMTOM GO 4.40

Sep 20 2004

- Customisable Points of Interest with POI alerts and free plug-ins
- More language and voice options Improved user interface and screen layout
- Download TomTom GO 4.40 here, for free!

TomTom are pleased to present a free update for GO users with a range of new features and improvements. TomTom GO 4.40 gives you:

- Customisable Points of Interest with POI alerts and free plug-ins Create your own POI categories. For example: make a POI of your health club, or the homes and offices of your friends family and colleagues. Download thousands of new POIs as plug-ins from the TomTom website, e.g. McDonalds restaurants, Shell/Esso/other petrol stations, speed cameras, Burger Kings, supermarkets, Ikea stores and many more See/hear an alert when you approach a POI in any POI category you choose.
- More language and voice options Norwegian, Portuguese and Finnish language versions now available
- Improved user interface and screen layout Improved usability and layout as standard for features like the TomTom GO clock, map display, Assisted Satellite Navigation, and volume controls.

For more information please visit the TomTom support pages on www.tomtom.com
We hope you find exactly what you want with TomTom GO 4.40!
The TomTom Team TomTom GO: Find your way the easy waytest

TomTom MOBILE nu beschikbaar in Nederland

Sep 17 2004

Complete autonavigatie-oplossing voor smartphones

Amsterdam, 16 september 2004 - TomTom MOBILE, de gemakkelijk te gebruiken navigatieoplossing voor smartphones, is vanaf vandaag in Nederland beschikbaar. TomTom MOBILE is bij uitstek geschikt voor smartphone-gebruikers die op zoek zijn naar een handzaam navigatiesysteem dat hen veilig en zonder stress van A naar B brengt.

TomTom MOBILE maakt gebruik van de bekende navigatiesoftware van TomTom, voorgeïnstalleerd op een MMC-geheugenkaartje. De oplossing kan eenvoudig overal geactiveerd worden omdat gebruik wordt gemaakt van de kleinste en lichtste draadloze GPS-ontvanger die op dit moment verkrijgbaar is. Voor het gebruik van TomTom MOBILE is geen GPRS-verbinding nodig omdat alle route-informatie en kaarten zijn opgeslagen op de geheugenkaart. Later dit jaar kunnen gebruikers van TomTom MOBILE tevens een abonnement nemen op TomTom Traffic, dat real-time verkeersinformatie over opstoppingen en vertragingen direct aan de smartphone doorgeeft.

TomTom MOBILE is geschikt voor populaire smartphone-toestellen, waaronder de Nokia 6600, Orange SPV E200, Qtek 8080 en compatibele modellen.

TomTom MOBILE wordt geleverd als een complete auto-navigatieoplossing voor smartphones, inclusief een 128MB MultiMedia Card, een Bluetooth GPS-ontvanger, een stroomadapterkabel voor de auto, een quick-start poster en een CD. De adviesverkoopprijs bedraagt €299.

Meer informatie is te vinden op de website van TomTom: www.tomtom.nl.

Noot voor de redactie: beeldmateriaal van TomTom MOBILE is te vinden op www.mcsonline.nl/pers/.

Over TomTom

TomTom is wereldwijd leverancier van producten voor handheld computers. TomTom biedt mobiele gebruikers een brede reeks aan reizen gerelateerde software, waaronder persoonlijke navigatiesystemen, reisgidsen en woordenboeken. TomTom BV (voorheen Palmtop Software) is in 1991 opgericht in Nederland en heeft vestigingen in Amsterdam, Londen en Boston. De producten van het bedrijf worden verkocht via een distributienet van detailhandelaren in meer dan 15 landen. TomTom is door Intermediair verkozen tot meest innovatieve ICT-bedrijf van 2003. Meer informatie over het bedrijf is te vinden op www.tomtom.com.





On the occasion of MONDIAL de L'AUTOMOBILE 2004

Come and discover BTW Computing stand the last born of TomTom GPS in-car navigation system

Paris Expo - Porte de Versailles - Hall 2/1, allée D, Stand n°435

Paris, September 13th, 2004 – On the occasion of Mondial de l'Automobile (September 25th to October 10th), TomTom, the European leader of personal navigation systems will be hosted on the booth of BTW Computing, a value-added reseller and system integrator. The full range of TomTom products will be demonstrated to the public during the show.



TomTom GO
TomTom GO – the world's simplest, smartest, all-in-one car navigator!
- All-in-one car navigation system with software, maps, GPS and car mount
- Works straight out of the box – just turn it on and GO
- Clear spoken instructions in your language

Street price: 799 euros

TomTom MOBILE
Turn your phone into an in-car navigator.
Complete car navigation solution on your smartphone
- Hassle free installation - everything is preloaded on a plug-in memory card
- Brilliant 3D maps and clear spoken instructions guide you from door to door

Street price 299 euros (without smartphone):






3 TOMTOM NAVIGATOR

TomTom Navigator 3 Bluetooth for Pocket PC
The total navigation solution with no strings attached.
- Smallest lightest Bluetooth GPS on the market
- 1000s of points of interests on the way
- All-in-one car navigation system with software, maps, GPS, car mount and vocal instructions

Street price: 699 euros

On the top of demonstrations, BTW computing hostesses will be available on the booth to register orders of TomTom navigation solutions which will be delivered afterwards.

About TomTom
TomTom BV is a global provider of navigation solutions for mobile people. TomTom offers mobile users a broad range of innovative travel products for handheld computers and mobile phones including personal navigation systems, travel guides and dictionaries.
TomTom BV was founded in 1991 in Amsterdam and has offices in The Netherlands, United Kingdom and USA. The company's products are sold through a distribution network of top retailers in more than 15 countries.
To learn more about TomTom, visit: www.tomtom.com.

Contacts presse :
Harvard - Trimedia
Clémence Ledieu/Ludovic Privat
Tel : 01 55 30 71 03/70 99
Clemence.ledieu@harvard.fr

TomTom
Scott Johnston, PR Manager
Tél. : +31 204 469 463
E-mail : scott.johnston@tomtom.com

SMARTEN UP ON THE ROAD WITH TOMTOM MOBILE

~TomTom launches its complete in-car navigation solution for smartphones~

Amsterdam, 3 September 2004 **[ENTER COUNTRY DETAILS]** – TomTom, Europe's leading personal and in-car navigation solution provider, today announces the availability of its easy to use in-car navigation system for advanced mobile phones. TomTom MOBILE is the perfect tool for smartphone users[1] and busy professionals on the move, who demand simple technology to navigate from A to B, safely and without stress.

TomTom MOBILE features TomTom's award-winning plug and play car navigation software pre-installed onto a memory card, making it simple to set up and start navigating[2]. The pre-installed memory card means that users do not have to download any complicated software, making the product simple to use and understand. Unlike other navigation systems, TomTom MOBILE does not require a GPRS connection to calculate routes and download maps. Everything is stored on the memory card, allowing routes to be calculated and re-calculated at any time, without worrying about the users' phone bill.

TomTom MOBILE's clear turn-by-turn voice instructions mean that the driver never needs to worry about taking their eyes off the road[3]. By allowing drivers to plan and check their route before they get in the car, it minimises the need to touch the phone to enter information whilst driving. If a driver makes a wrong turn, an automatic re-routing feature will quickly and safely redirect them back onto the right road.

"TomTom MOBILE is another great addition to the TomTom in-car navigation portfolio, allowing more choice for the demanding modern driver to navigate from A to B." said Harold Goddijn, TomTom's chief executive officer. "TomTom MOBILE is the product of years of experience in developing software and hardware for in-car navigation, making TomTom MOBILE quite simply an excellent product to use. This is yet another step forward for TomTom, whose aim is to make leading-edge car navigation solutions available to a wide consumer audience through different platforms and devices."

Later on this year TomTom MOBILE users will be able to subscribe to receive real-time traffic alerts straight to their smartphone. TomTom Traffic offers an on-screen, bird's eye view of any incidents or general traffic jams on route, and can automatically find alternative routes to minimise delays. This helps the driver to complete the journey in the quickest and easiest time possible. **[FOR UK, NL, GERMANY, FRANCE ONLY – TO BE LOCALISED]**

---

[1] Smartphones are powerful mobile devices with next-generation features, such as e-mail, large colour screens, as well as more information capability than traditional mobile phones. The increased processing power and memory size of smartphones enables them to bring new experiences to mobile phone users.

[2] Smartphone not included.

[3] For safety reasons, all mobile handsets being used in cars across Europe must be used "hands free" to comply with EU legislations on using mobile phones whilst driving. TomTom recommends using TomTom MOBILE in a smartphone connected to a suitably installed in-car kit for in-car use.

Users are able to receive phone calls while continuing to get visual route instructions from TomTom MOBILE. This ensures the driver is constantly informed of the route throughout the journey, even while using a mobile phone. The in-car navigation system works by using a Bluetooth-enabled GPS receiver (the smallest and lightest on the market) which connects automatically and wirelessly to the smartphone in the car. There is no need for wires allowing greater portability and convenience for using the mobile phone both inside and outside of the car.

Other features include 3D mapping and night and day settings, which help drivers to clearly visualise the route they are taking. Customisable Points of Interest (POI), allows drivers to programme their own points of interest or information, such as hotels, museums and petrol stations. Together with street number coverage, which allows for full door-to-door navigation, this all adds up to an impeccable navigation experience with TomTom MOBILE.

TomTom MOBILE supports popular smartphones, such as the Nokia 6600, Orange SPV E200 and Qtek 8080 and is totally portable and exchangeable between all compatible smartphones.

TomTom MOBILE is available from **[INSERT COUNTRY DETAILS]**. This value for money product is available for a one off payment of £199 (€299), for the stand alone solution. This complete in-car navigation pack includes a 128 MB MultiMediaCard **[APPLICABLE TO UK, BENELUX, SPAIN ONLY]** / 256 MB MultiMediaCard **[ALL OTHER COUNTRIES – PLEASE REGIONALISE]**, Bluetooth GPS Receiver (NMEA 0183 v 2.2), in-car charger cable for GPS receiver and a quick start poster and CD. TomTom MOBILE is available from most popular high street stores.

About TomTom

TomTom BV is a global provider of personal navigation solutions for mobile people. TomTom provides innovative, easy to use navigation products built on world leading hardware and software platforms.

TomTom BV was founded in 1991 in Amsterdam and has offices in The Netherlands, United Kingdom and USA. The company's products are sold through a distribution network of top retailers in more than 15 countries.

To learn more about TomTom, visit: www.tomtom.com.

For more information, please contact:

[Add Country PR details]

THE PERFECT DRIVE THIS BANK HOLIDAY

Aug 24 2004

The Perfect Drive this Bank Holiday

Imagine the perfect summer drive through those idyllic country lanes, with the family in tow, the wind blowing in your hair, the laughter... Or even better, a romantic drive along the coast, the fresh sea air....

With millions of Britons gearing up for the August Bank Holiday and hitting the roads, the likelihood is it won't be so idyllic! A recent survey conducted by Lightspeed Research for TomTom, Europe's leading personal and in-car navigation solution provider found that over 25% of UK drivers are reluctant to go on trips throughout the UK because roads are simply too busy and journeys too stressful.

What starts as a perfect summer drive can instantly change to the journey from hell, with back-to-back traffic jams, the hot sticky weather, spending hours getting lost and most of all arguments in the car. Over 23% of those surveyed blamed the cause of arguments on their partner's poor map reading and over 22% on missing those vital turnoffs.

The new TomTom GO offers a solution for those problems. TomTom GO is an all-in-one car navigation device designed to make driving easier, faster and a lot less stressful. TomTom GO plans your route for you before hand, so there's none of the arguing or stress driving can bring. Simply type in the address of where you want to go or that famous landmark and let TomTom GO do the rest! The perfect drive this summer is only a touch screen away.

About TomTom
TomTom BV is a global provider of navigation solutions for mobile people.
TomTom offers mobile users a broad range of innovative travel products for handheld computers and mobile phones including personal navigation systems, travel guides and dictionaries.
TomTom BV was founded in 1991 in Amsterdam and has offices in The Netherlands, United Kingdom and USA. The company's products are sold through a distribution network of top retailers in more than 15 countries.

To learn more about TomTom, visit: www.tomtom.com.
For more information, please contact:

About Lightspeed Research
Lightspeed Research provides rapid, reliable research solutions through global online panels. Through its network of proprietary panels and accredited panel partners, Lightspeed Research can provide access to over 14 million household members across 25 countries in Europe, North America and Asia-Pacific.

For more information, please contact: James Sallows (020 7896 1965)

TOMTOM WINS PRESTIGIOUS CNET EDITORS' CHOICE AWARD

Aug 10 2004

TOMTOM WINS PRESTIGIOUS CNET EDITORS'
CHOICE AWARD

CNET Chooses the TomTom GO as the Best Available Choice for Quality, Performance, Design, and Service Among all-in-one Navigation Products

Concord, MA - August 10, 2004 - TomTom today announced that it received a CNET Editors' Choice award for its all-in-one navigation product, the TomTom GO. The TomTom GO is a stand-alone, portable and easy-to-use car navigation appliance that incorporates navigation software, maps and GPS receiver into one device. The coveted CNET Editors' Choice award recognizes outstanding personal technology and consumer electronic products that represent the best available choice for quality, performance, design, and service, and its logo is a mark of excellence denoting the best possible investment for technology buyers.

CNET Editors' Choice winners are recognized as top products in their respective technology categories, and contribute to the standard by which all future products are judged. A key selection requirement is the difference it makes in the lives of its users, whether through innovative features, exceptional value for the price, remarkable ease of use, or a demonstrable boost to users' productivity.

The TomTom GO is the latest descendent of TomTom's impressive list of reliable personal navigation products and has many unique advantages over other in-car navigation products. The TomTom GO is a complete car navigation solution (including car mount) in one box. With smart and easy to use door-to-door navigation, simple touch screen operation, clear, high quality voice-guided route instructions and a crystal clear 3D view, the TomTom GO provides a navigation experience unlike any other.

"We are very excited about this honor from CNET as their Editors' Choice award has become the hallmark of technology quality and innovation, and its logo is a symbol consumers know and trust," said Jocelyn Vigreux, U.S. President of TomTom. "This is an exceptional achievement and we are very proud to be recognized for our dedication and commitment to producing the highest quality products available today."

For information on TomTom GO and the CNET Editors' Choice award, please visit www.editorschoice.cnet.com.

About TomTom
TomTom is a global provider of personal navigation solutions for mobile people. TomTom provides innovative, easy to use navigation products built on world leading hardware and software platforms. TomTom was founded in 1991 in Amsterdam and has offices in The Netherlands, United Kingdom and USA. The company's products are sold through a distribution network of top retailers in more than 15 countries.

TOMTOM RECEIVES EXCEPTIONAL LEVEL OF AWARDS & RECOGNITION

Jul 26 2004

TomTom Receives Exceptional Level of Awards & Recognition

~ Over 25 awards and top industry rankings in the last year endorse TomTom's personal navigation software and solutions ~

Amsterdam, The Netherlands, 26 July 2004 - TomTom has won more than 25 industry awards and top rankings in the last 12 months. Most of the awards, which come from media across Europe, recognise the ease-of-use, performance and competitive pricing of TomTom's personal navigation products.

Among the endorsements and comments about TomTom and it's products which accompanied the awards were: "one of the best new products of the year" (Men's Health France) ... "best thing so far in satellite navigation" (T3 Magazine) .. "most innovative company in the Netherlands" (Intermediair Magazine) ... "the best software currently available for vehicle navigation" (Computer Shopper)... "top product" (Mobility Magazine) ..."best price" (Chip Magazine). Additionally, TomTom's new all in one car navigation device TomTom GO has been awarded Connect Magazine's "Best Tested" (Testsieger) in July 2004 beating out other all in one devices despite just being unveiled to the market.

"The volume and variety of these awards is a huge endorsement of our non-stop efforts to deliver the best possible products to the market. These media represent a very tough and demanding testing ground for our solutions, and their words really count with our customers when making their purchasing decisions," said Alexander Ribbink, TomTom's director of marketing. "There is nothing we can do to influence these outcomes except focus on continually improving our products and keeping our prices competitive, and that is exactly what we intend to do."

The leading technology media who have praised TomTom products include:
" Allt om Handdatorer
" Chip Magazine
" Computeractive
" ComputerMagazine Belgium
" Computer Idee
" Computer Shopper
" Computerbild
" Connect Magazine
" Dagens Nyheter
" Digital.World " Fok!
" Funky Handy
" General-Anzeiger
" Intermediair
" Men's Health
" Mobility Magazine
" PC Magazine Belgium
" PC Professional
" T3
" WinMagazine

About TomTom

TomTom BV is a global provider of personal navigation solutions for mobile people.
TomTom provides innovative, easy to use navigation products built on world leading hardware and software platforms.
TomTom BV was founded in 1991 in Amsterdam and has offices in The Netherlands, United Kingdom and USA. The company's products are sold through a distribution network of top retailers in more than 15 countries.
To learn more about TomTom, visit: www.tomtom.com.

For more information, please contact:
Scott Johnston, PR Manager
TomTom
Email: scott.johnston@tomtom.com

TOMTOM ENHANCES TOMTOM GO WITH A NEW EXTERNAL CAR ANTENNA

~Antenna For TomTom GO Ensures Stress Free Navigation For All~

Amsterdam, 19th July 2004 – TomTom, Europe's leading personal and in-car navigation solution provider, today announced the addition of an external antenna for car drivers using TomTom GO.

The antenna has been developed by TomTom to ensure that all drivers of cars with heat reflecting windshields (mainly cars in France and Southern Europe), will have no barriers to clear GPS connections. This will ensure that the TomTom GO provides accurate, stress free navigation for more people across Europe, no matter which car they drive.

For added flexibility the TomTom GO antenna can be used inside and outside the car, is magnetically attachable and fully waterproof.

TomTom GO will be available from [INSERT TIMING] at major retailers [INSERT COUNTRY]. The recommended retail price for the TomTom GO External Antenna is starting from €69, including VAT.

More information is available at the TomTom website at www.tomtom.com.

About TomTom
TomTom BV is a global provider of navigation solutions for mobile people.
TomTom offers mobile users a broad range of innovative travel products for handheld computers and mobile phones including personal navigation systems, travel guides and dictionaries.
TomTom BV was founded in 1991 in Amsterdam and has offices in The Netherlands, United Kingdom and USA. The company's products are sold through a distribution network of top retailers in more than 15 countries.
To learn more about TomTom, visit: www.tomtom.com.

For more information, please contact:

TomTom routeplanners zijn wèl effectief

Consumentenbond concludeert: online routeplanners niet effectief; navigatiesystemen van TomTom als beste getest door onafhankelijke tijdschriften

Amsterdam, 7 juli 2004 - Gisteren heeft de Consumentenbond de resultaten bekendgemaakt van een onderzoek naar 13 routeplanners op het Internet. De algemene conclusie is dat deze online routeplanners weinig effectief zijn. Uit onafhankelijke tests in diverse Nederlandse en buitenlandse computertijdschriften blijkt dat de geavanceerde navigatiesystemen van TomTom voor gebruik in de auto, zoals TomTom Navigator en TomTom GO, wèl doen wat zij beloven. Ze zijn gemakkelijk te gebruiken en ontworpen om je stressvrij en met accurate route-informatie én kaarten van A naar B te navigeren. De Consumentenbond zelf gaf TomTom Navigator in mei van dit jaar nog het predikaat 'Goed'.

De persoonlijke navigatiesystemen van TomTom zijn de afgelopen jaren diverse keren positief beoordeeld door redacteuren van verschillende tijdschriften. Ook deze maand heeft TomTom diverse awards in de wacht gesleept, waaronder: PCM 'Beste Keuze' (juli 2004), Computer Magazine 'Best Product' (juli 2004), ComputerIdee 'Aanrader!' (juli 2004) en PC Magazine 'Keuze van de Redactie' (juli 2004).

De motivaties van de betreffende auteurs maken duidelijk waarom de navigatiesystemen van TomTom de voorkeur genieten:

> "Wanneer we een afgesloten winkelstraat willen indraaien, merkt het systeem net op tijd dat we verkeerd zitten en geeft een alternatieve route aan. Wanneer we aanduiden dat ook die route geblokkeerd is, worden we feilloos omgeleid en via een andere, correcte weg naar onze bestemming gevoerd." - test van TomTom Navigator 3.01 voor Pocket PC, PC Magazine nr. 7/8 2004.

> "Tijdens het rijden kunnen we allerlei wetenswaardigheden aflezen zoals de geschatte aankomsttijden, het aantal kilometers nog te gaan, de naam van de volgende weg en de autosnelheid." - test van TomTom Navigator 3 voor Pocket PC, ComputerIdee 15/2004.

> "Gaat er tijdens het navigeren iets mis, dan berekent de software snel een nieuwe route. Aanwijzingen worden duidelijk uitgesproken en er zijn diverse alternatieve stembestanden beschikbaar. De aanwijzingen klinken bovendien logisch genoeg om

zonder op het scherm te kijken te navigeren." - test van TomTom Navigator 3, PCM, juli 2004.

"TomTom's interface is veruit de beste van alle geteste pakketten, met grote knoppen en dito toetsenbord. Tijdens het invoeren van bestemmingen onthoudt TomTom recent bezochte steden en straten, dat scheelt opnieuw intikken." - test van TomTom Navigator 3 voor Pocket PC en Palm, Computer Magazine, juli 2004.

Uitgebreide informatie over de navigatieoplossingen van TomTom is te vinden op www.tomtom.nl.

Het onderzoek van de consumentenbond is te vinden op:
http://www.consumentenbond.nl/nieuws/nieuws/499132?ticket=nietlid&ticket=nietlid.

Over TomTom
TomTom is wereldwijd leverancier van producten voor handheld computers. TomTom biedt mobiele gebruikers een brede reeks aan reizen gerelateerde software, waaronder persoonlijke navigatiesystemen, reisgidsen en woordenboeken. TomTom BV (voorheen Palmtop Software) is in 1991 opgericht in Nederland en heeft vestigingen in Amsterdam, Londen en Boston. De producten van het bedrijf worden verkocht via een distributienet van detailhandelaren in meer dan 15 landen. TomTom is door Intermediair verkozen tot meest innovatieve ICT-bedrijf van 2003. Meer informatie over het bedrijf is te vinden op www.tomtom.com.

Voor meer informatie:
TomTom BV, Scott Johnston, PR manager: telefoon: 020 - 4469469
e-mail: scott.johnston@tomtom.com
of
Monogram Communication Strategies (MCS) BV,
Robbert Minderhoud: telefoon: 023 - 5628208
e-mail: robbertm@monogram.nl

GO RECEIVES CNET EDITOR'S CHOICE

Jul 01 2004

Reviewed by John R. Delaney
Edited by Jasmine France

Editors' rating: 8.6 Very good

User rating: 80%:20% from 105 users

The good: Strong receiver; bright color touch-screen display; extremely accurate; clear verbal turn-by-turn directions; lightweight; 256MB SD (Secure Digital) card and U.S. maps included.

The bad: Vehicle mounting base is difficult to remove without causing damage to your car.

What's it for: Use the GO to ensure that you never have to stop to ask for directions again.

Who's it for: Anyone who does a lot of traveling, hates paper maps, or is prone to getting lost.

Essential extras: SD/MMC card.

The bottom line: The TomTom GO in-car navigator is one of the coolest portable vehicle GPS systems we've seen to date.

TomTom, makers of navigation software for PDA-based GPS devices, has made the move into the vehicle GPS arena with its $899 TomTom GO all-in-one navigator. It's a good move. In fact, we're hard-pressed to find anything we *don't* like about this cool-looking device. Our one caveat: Be prepared to use the GO forever. Once you've installed the mounting base, you're stuck with it--literally.

Design:

Weighing a little more than 10 ounces and measuring 4.5 by 3.6 by 2.3 inches, the TomTom GO is one of the smaller dedicated, all-in-one devices we've seen to date. Housed in a black case with a removable silver bezel surrounding a bright, daylight-readable, 3.5-inch, 256-color touch-screen display, the GO looks like a tiny TV screen and sits atop an appropriately designed swivel mounting arm. The mounting arm base contains a lever-activated suction cup that securely attaches the unit to a windshield. Also included is a small adhesive-backed disc for securing the unit to your dashboard. But beware: Once you've installed the disc, it's nearly impossible to remove (we tore a nice chunk out of our dash while trying).

Below the GO's screen, you'll find only two buttons--one for power and the other for removing the device from its mount--and an SD (Secure Digital) slot for loading the OS and maps. All menu and screen selection functions are activated via the touch screen, which is responsive. The sound quality of the built-in speaker is also impressive.

Features:

The GO comes with 32MB of internal memory and a 256MB SD card, which includes TomTom's

navigation software and maps of the major U.S. roadways. It's also packaged with a CD that contains comprehensive street-level maps and points of interest (POI) for all 50 states. You can upload that data by state or region to the SD card via a mini-USB port on the device. If you want to carry extra maps on multiple SD cards, you'll have to load the application software as well. TomTom also includes adapters for both AC power and cigarette-lighter connections as part of the package.

Navigation options include route creation to and from addresses, POI, or your current position, as well as recent destinations. The directions can be displayed as text with mileage or estimated timer markers for each leg or as a detailed map with your choice of 2D or 3D graphics, and you can easily calculate alternate routes if you veer off course or if you wish to avoid roadblocks. The TomTom GO also conveniently features ASN (Assisted Satellite Navigation) technology, which is similar to Garmin's Dead Reckoning and utilizes special sensors to calculate and hold your position when traveling through tunnels.

Zooming in or out on the map is as easy as touching the plus or minus icon on the screen, and you can set the level of detail displayed on the map to avoid crowding of POI icons and street names. You can even set the touch screen for left-handed use, change map colors, and invert the screen if the unit is mounted at an awkward angle. The GO also includes an internal clock, a battery meter, and the usual satellite status and screens.

Performance:

The TomTom GO performed superbly in our tests. We established a 3D fix within 40 seconds of power-up and never lost satellite reception throughout our tour of Manhattan, Brooklyn, and Long Island. We were pleased to see that the GO kept a virtual lock on our location while traveling through the Midtown Tunnel and picked up our actual position the moment we emerged from the tunnel. Voice-guided directions were loud, clear, and on the money, and the 12-channel receiver was extremely accurate with regard to our position on the map. The rechargeable lithium-ion battery, rated for 5 hours of constant use, gave us just that, with about 10 minutes to spare.

The TomTom GO...
Stylish, Chic yet incredibly Simple

With exquisite tailoring the TomTom GO is adored by trend-setters worldwide. The satellite car navigation device is the 'must-have' driving companion of this season. With its curvaceous style and changeable front covers the TomTom GO is the perfect accessory for all fashion conscious women.
So whether it's teaming it up with the latest Gucci handbag or co-ordinating it with the hottest outfit, this is a navigation device with style.

IMAGE

The TomTom GO literally fits into the palm of your hand and is designed to be the perfect accessory for any car and is even small enough to pop into your handbag! With its changeable voices and touch screen technology this really is the perfect way to get you to that all important party or hot date you've been planning for.

Not only does the TomTom GO look great, it's also incredibly easy to use, just switch on, type in where you're going, relax and GO! There's no installing complicated software or downloading maps. It really is as easy as one, two and three!

Now the science....

Price: £499
Retailers: Dixons and PC World among other major retailers
Web site: www.tomtom.com

- Lightweight and fits in your palm (only 115 mm x 92 mm x 58 mm. 310 grams). Clips off its holder easily and fits effortlessly into your handbag.
- Only needs a 32MB memory card for full UK road map rather than a CD or need to download data.
- Different country SD cards can be bought for easy navigation around Europe and the US.
- Features a touch screen (no awkward buttons) and user friendly icons.
- The TomTom GO can be personalised with different voices and 3D map views.
- The TomTom GO can navigate users around traffic jams.

- TomTom GO features a built-in GPS receiver that provides unprecedented new levels of satellite navigation using the latest hardware and software available on the market.
- TomTom GO provides up to 5 hours of constant navigation, powered by its Lithium-ion battery. TomTom GO is the only all-in-one navigation system that can offer this level of battery operation, effectively eliminating the need for loose power cables.
- TomTom GO features a 3.5" transflective display screen that gives clear visibility in any situation from direct sunlight to low light conditions. TomTom GO also features TomTom's unique 3D and top down view that makes the navigation experience more true to life and interactive than many built-in car GPS systems. The intuitive interface is focused, extremely legible and omits extraneous details.

About TomTom
TomTom BV is a global provider of personal navigation solutions for mobile people.
TomTom provides innovative, easy to use navigation products built on world leading hardware and software platforms.
TomTom BV was founded in 1991 in Amsterdam and has offices in The Netherlands, United Kingdom and USA. The company's products are sold through a distribution network of top retailers in more than 15 countries.
To learn more about TomTom, visit: www.tomtom.com.

For more information, please contact:

Sian Dobson
Hill & Knowlton
Telephone: 020 7973 4438
Email: sdobson@hillandknowlton.com

Kezia Anim-Addo
Hill & Knowlton
Telephone: 020 7413 3238
Email: kanim-addo@hillandknowlton.com

Grâce à TomTom & ELLE.Fr

Jun 24 2004

Soldes d'été?... OUI!
Stress?... Non MERCI!!

Grâce à TomTom & ELLE.Fr, les " fashion victims " peuvent gagner une journée de shopping dans une voiture équipée de TomTom GO pendant les soldes!

Paris, capitale de la mode, le xx juin 2004 - Attention au départ, les soldes d'été commencent mercredi 23 juin ! Pour se déplacer d'un magasin à un autre en toute sérénité, TomTom et ELLE.fr permettent à cinq ELLEnautes de faire leur shopping en voiture équipée de TomTom GO™, une *nouvelle solution de navigation GPS routière, portable et très design!*

Paris, comme toujours à la même époque, sera totalement assiégé. Des milliers de ferventes de la mode ont réservé cette journée pour envahir les magasins. Mais comment faire quand on veut acquérir une petite paire de ballerine moitié prix dans l'un des grands magasins du boulevard Haussmann, puis se rendre chez un designer dans le quartier des Halles pour trouver le petit pantalon en lin ? Avec TomTom GO™, fini le stress : vous savez toujours où vous êtes, vous prenez toujours le chemin le plus court et une fois arrivé à destination vous pouvez même être guidé jusqu 'au plus proche parking ! La seule chose que vous avez à faire est de taper votre adresse de destination sur l'écran couleur tactile et vous laissez guider par la voix et la carte en 3D. Vous ne manquerez aucune bonne affaire !

Jusqu'au 21 juin, toutes les passionnées des soldes ont rendez-vous sur la page d'accueil du site www.elle.fr pour participer au jeu-concours et ainsi gagner une journée en voiture avec chauffeur et TomTom GO™. Il suffit de répondre à quelques questions sur TomTom GO™ puis un tirage au sort déterminera 5 gagnantes parmi les bonnes réponses.

La navigation personnelle devient aujourd'hui accessible à tout un chacun avec TomTom GO™, un produit intégré de navigation routière révolutionnaire. TomTom GO™ incorpore le logiciel - maintes fois primé - de navigation personnelle de TomTom dans un produit design, portable et sans câbles, qui trouve place dans tout attaché-case, sac à main ou sac à dos. TomTom GO s'affirme ainsi comme la solution idéale pour se déplacer en voiture. Simple d'utilisation, il est en effet inutile de posséder la moindre connaissance technique pour l'utiliser. TomTom GO™ est disponible depuis mi-juin au prix public conseillé en France de 799 euros TTC.

A propos de TomTom
TomTom est un fabricant international de solutions de navigations destinées aux utilisateurs nomades. TomTom propose des produits innovants et simples d'utilisation fonctionnant sur les plate-formes matérielles et logicielles les plus connues. TomTom BV a été fondé en 1991 à Amsterdam et dispose de bureaux aux Pays Bas, au Royaume Uni et aux Etats-Unis. Les produits de la société sont distribués par les plus grandes enseignes dans plus de 15 pays.

Pour plus de renseignements à propos de TomTom veuillez consulter : www.tomtom.com

Contacts presse :
Harvard - Trimedia
Clémence Ledieu/Ludovic Privat
Tel : 01 55 30 71 03/70 99
Clemence.ledieu@harvard.fr

1. TOMTOM TO LAUNCH FIRST EUROPEAN NAVIGATION SOLUTION FOR SMARTPHONES

Jun 22 2004
~TomTom MOBILE enables pocket-sized navigation for smartphones~

Amsterdam, 22 June 2004 - TomTom, Europe's leading personal and in-car navigation solution provider, today unveiled it is bringing navigation solutions for smartphones to market. TomTom MOBILE, which was first demonstrated at CeBIT in March 2004, will be launched across Europe for Series 60 and Microsoft Smartphone handsets in late Summer 2004.

"By extending navigation technology into the smartphone arena, TomTom furthers its mission to bring leading-edge navigation solutions to a wider consumer audience." said Harold Goddijn, TomTom's chief executive officer. "As consumer interest in-car navigation grows, TomTom MOBILE enables smartphone users to turn their phones into a personal companion that will safely get them from A to B stress free."

Smartphones are powerful mobile devices with next-generation features, such as e-mail and large colour screens, as well as more information capability than traditional mobile phones. The increased processing power and memory size of smartphones enables them to bring new experiences to mobile phone users. TomTom MOBILE will support popular smartphones from companies such as Nokia, Motorola, Samsung and HTC.

TomTom MOBILE will feature TomTom's award winning navigation software pre-installed on MMC cards, requiring no installation or configuration. The solution will also offer wireless portability for effortless in-car fitting using the smallest and lightest GPS receiver on the market (Bluetooth-enabled with rechargeable battery).

TomTom MOBILE's on screen and voice instructions mean that the driver never needs to worry about taking their eyes off the road or worry about touching the phone to enter information. 3D mapping, turn-by-turn voice instructions, night and day settings, automatic re-routing, customisable points of interest (POI), postcode look-up and excellent street number coverage all add up to an impeccable navigation experience. Naturally, TomTom MOBILE offers continued visual instruction during voice calls.

Drivers will also have the option to receive traffic information via GPRS. Real-time alerts will be sent straight to the driver and offer an on-screen, bird's eye view of any traffic incidents or general traffic jams for any given journey.

The product has the backing of mobile operators and handset manufacturers who are keen to increase customer take up of the latest mobile phone technology.

"We are proud and excited to offer our solutions on the leading Symbian OS and Microsoft platforms and look forward to continuing this collaboration into the future," continued Goddijn.

TomTom MOBILE will be on sale in late summer in UK, France, Germany, Italy, Spain, The Netherlands, Belgium, Switzerland and the Nordics.

About TomTom
TomTom BV is a global provider of personal navigation solutions for mobile people. TomTom provides innovative, easy to use navigation products built on world leading hardware and software platforms. TomTom BV was founded in 1991 in Amsterdam and has offices in The Netherlands, United Kingdom

and USA. The company's products are sold through a distribution network of top retailers in more than 15 countries.

For more information, please contact:
Scott Johnston
PR Manager
Phone: +31 (0) 20 446 9469
Fax: +31 (0) 20 446 9496
E-mail: scott.johnston@tomtom.com

Alerte presse – Alerte presse - Alerte presse – Alerte presse

TomTom annonce la disponibilité immédiate de TomTom GO chez ses distributeurs français



La première solution de navigation routière accessible à tous

Paris, le 15 juin 2004 - TomTom annonce aujourd'hui la disponibilité immédiate de sa solution de navigation routière autonome TomTom GO chez ses distributeurs français. TomTom a mis à profit toute son expertise pour faire de TomTom GO le système de navigation le plus simple à installer et à utiliser. TomTom GO se présente sous la forme d'un produit à la finition compacte et design qui trouve place dans tout attaché-case, sac à main ou sac à dos.

Le meilleur de la navigation GPS accessible à tous les automobilistes

Une fois l'emballage ouvert, l'utilisateur n'a plus qu'à clipper son TomTom GO sur le kit de voiture fourni. Ensuite, il suffit d'allumer l'appareil pour accéder instantanément à l'ensemble des logiciels, cartes et vues de navigation 3D en couleur, ainsi qu'au guide vocal dans la langue de son choix. Grâce à l'activation exclusive de TomTom GO par écran tactile, l'utilisateur n'a pas à s'embarrasser de multiples touches ni d'un équipement supplémentaire pour calculer son itinéraire. L'interface totalement intuitive permet de planifier son chemin en quelques pressions du doigt sur l'écran.

TomTom GO est disponible au prix public conseillé en France de 799 euros TTC dans les magasins Fnac, Surcouf, Boulanger, BHV, Norauto, www.villagegps.com et Lepdashop.

A propos de TomTom

TomTom BV est un éditeur majeur de produits destinés aux ordinateurs de poche et aux téléphones mobiles. TomTom propose aux utilisateurs nomades un large choix de solutions innovantes dédiées aux déplacements, telles que des systèmes de navigation personnelle, des guides de voyage et des dictionnaires.

TomTom BV (anciennement PalmTop BV), a été fondé en 1991 aux Pays-Bas. La société compte aujourd'hui des bureaux à Amsterdam, Londres et Concord (Massachusetts, USA) et ses produits sont distribués dans une quinzaine de pays.

Pour en savoir plus, consultez le site www.tomtom.com.

Contacts presse :
Harvard - Trimedia
Clémence Ledieu/Ludovic Privat
Tel : 01 55 30 71 03/70 99
Clemence.ledieu@harvard.fr

TomTom
Scott Johnston, PR Manager
Tél. : +31 204 469 463
E-mail : scott.johnston@tomtom.com

THE PATRON SAINT OF TRAVELLERS - THE NEW TOMTOM GO

Jun 14 2004



Amsterdam, 11 June 2004 - Any true England supporter will appreciate the ideal driving mascot for this summer's football championships - the new in car navigation device, TomTom GO. TomTom GO features a portable, cable-less design that fits in any briefcase, handbag or backpack. It could not be easier to use: just turn it on and you can instantly access all the software, maps and colour 3D navigation views, as well as voice-guided instructions in a language of choice.

Although the St. George's flag design pictured here is not available in stores, the device does come in a range of snazzy colours and removable covers for individual choice. It also provides up to 5 hours of constant navigation, powered by its Lithium-ion battery.

So while the England team travel to Portugal and negotiate their way around the masters of European football, at least you will have a stress free journey wherever you go - preserving all your energy for watching the games!

TomTom GO will be available from July 2004 priced at £499.

TomTom GO nu in de winkel verkrijgbaar

Amsterdam, .. mei 2004 - TomTom GO, het nieuwe alles-in-één persoonlijke autonavigatiesysteem van TomTom BV, is nu in de winkel verkrijgbaar. TomTom GO brengt het gemak van persoonlijke autonavigatie binnen het bereik van een zeer breed publiek, ook voor gebruikers die geen Pocket PC of Palm-PDA bezitten. Het systeem integreert de bekende TomTom Navigator-software in één compact en kabelloos apparaat. TomTom GO is gemakkelijk te installeren en te gebruiken. Een verbinding met een PC of een PDA is niet nodig, laat staan enige technische expertise. Het apparaat wordt via een bijgeleverde bevestigingskit aangebracht op de voorruit van de auto en is direct klaar voor gebruik. Software, kaarten, 3D-navigatieoverzichten en gesproken routeaanwijzingen in een taal naar keuze (waaronder Nederlands), zijn standaard aanwezig.

TomTom GO is verkrijgbaar bij onder andere Correct, Dixons, Office Centre, Dynabyte, Halfords, Raf en Dunnet.
De adviesverkoopprijs bedraagt €799, inclusief btw.

Meer informatie is te vinden op www.tomtom.nl.

Over TomTom

TomTom is wereldwijd leverancier van producten voor handheld computers. TomTom biedt mobiele gebruikers een brede reeks aan reizen gerelateerde software, waaronder persoonlijke navigatiesystemen, reisgidsen en woordenboeken. TomTom BV (voorheen Palmtop Software) is in 1991 opgericht in Nederland en heeft vestigingen in Amsterdam, Londen en Boston. De producten van het bedrijf worden verkocht via een distributienet van detailhandelaren in meer dan 15 landen. TomTom is door Intermediair verkozen tot meest innovatieve ICT-bedrijf van 2003. Meer informatie over het bedrijf is te vinden op www.tomtom.com.

Voor meer informatie:

TomTom BV, Scott Johnston, PR manager: telefoon: 020 - 4469469
e-mail: scott.johnston@tomtom.com
of
Monogram Communication Strategies (MCS) BV,
Renée Reijers: telefoon: 023 - 5628208
e-mail: reneer@monogram.nl

Alerte presse – Alerte presse - Alerte presse – Alerte presse

TomTom annonce le lancement du bundle TomTom Navigator 3 / Ipaq H 1940 avec carte SD

Pour un plus grand confort d'utilisation, le logiciel d'installation et les cartes sont dorénavant pré-installés sur une carte SD de 256 Mo

Paris, 24 mai 2004 – Depuis le début du mois de mai, TomTom inclue une carte SD dans ses packs TomTom Navigator 3 / HP Ipaq H1940. Le logiciel TomTom Navigator 3, maintes fois primé et la carte de France sont pré-installés sur la carte mémoire, ce qui fait d'elle une solution pour Pocket PC encore plus simple d'utilisation. L'utilisateur n'a donc plus besoin de son ordinateur pour installer le logiciel et n'a plus qu'à insérer la carte mémoire dans son Ipaq H1940 !

Le pack inclue :

- HP iPAQ h1940
- Récepteur GPS Bluetooth TomTom
- Carte mémoire 256 Mo comprenant
    - logiciel TomTom Navigator 3
    - carte de France
- Principaux axes routiers européens (sur le CD)
- Kit voiture TomTom


3
TOMTOM NAVIGATOR

Le pack TomTom Navigator 3 / Ipaq H1940 est disponible à un prix public recommandé de 799 € TTC.

Pour plus d'informations et/ou obtenir des visuels, merci de contacter Harvard Public Relations:

Ludovic Privat : 01 55 30 70 99 – ludovic.privat@harvard.fr
Clémence Ledieu : 01 55 30 71 03 – clemence.ledieu@harvard.fr

WHAT IS NEW IN TOMTOM NAVIGATOR 4.10 FOR PALMOS?

Apr 19 2004

Download TomTom Navigator update 4.10 for PalmOS

In our ongoing efforts to improve TomTom Navigator for PalmOS, we are proud to present the free update to version 4.10. Enhanced since version 4.00, this new version offers:

- faster address search
- much faster POI search (especially when searching for POIs by name)
- the capability to plan an alternative route VIA another location


Find alternative... 02:28pm
Calculate alternative
Avoid roadblock
Travel via...
Recalculate original
Avoid part of route
Destination:
Calle De Tauramena...
Back


5km
MADRID
COSL
Options
Done

- the option to avoid part of a route that you want to navigate around
- more consistent colour schemes throughout the application
- minor fixes for activation of Major Roads of Europe, including the option to store this map on a separate SD card
- when searching for recent or favourite locations, names that start with the search text are now listed first, followed by names that contain the search text
- when the direction arrow on the bottom left is touched at any time, the next driving instruction will be spoken
- the option to show the distance or time from your location, for each instruction in the table of Route Instructions
- the option to hide the clock, change the time, or synchronize your clock with the satellite time
- dimming of instructions that you have already followed in the instruction browser
- the possibility to use "classical" icons (as used in the PocketPC version)
- several minor improvements to the GPS driver
- several fixes for minor issues that have been discovered since the release of version 4.0, most notably one that could erroneously produce a "no route possible" message when calculating a route.

TOMTOM UNVEILS TOMTOM GO

Mar 18 2004

~All-in-one navigation device is the easiest to use and most portable car navigation tool ever~

CeBIT, Hannover, 18 March 2004 - Personal navigation became accessible for everyone today with the introduction of TomTom GO, a breakthrough all-in-one car navigation device from TomTom. TomTom GO integrates TomTom's award winning personal navigation software into a portable, cable-less design that fits in any briefcase, handbag or backpack. TomTom GO features a significant advance in design to become TomTom's most accessible solution yet and ideal for any car driver. It does not matter whether you use your car for work, pleasure or running day-to-day errands.

"With TomTom GO, TomTom has set an entirely new standard in what consumers can expect from personal navigation by delivering the easiest to use and most accessible car navigation solution ever, said Harold Goddijn, TomTom's chief executive officer. *"TomTom GO works out of the box, can be easily transferred from one car to another, features state of the art technology and a stylish design and is such great value that it is far ahead of any other product on the market. With TomTom GO, car navigation will never be the same again."*

Easy To Install and Use:
TomTom has leveraged its expertise to make TomTom GO the easiest to install and the easiest to use navigation device ever. With TomTom GO there is no need for a set-up linked to a PC - in fact no technical knowledge is needed at all. It fits easily into the included car mounting kit, which is simply mounted on your car windshield or dashboard. It could not be easier to use: just turn it on and users can instantly access all the software, maps and color 3D navigation views, as well as voice-guided instructions in a language of choice.

By using TomTom GO's unique touch screen activation there is no hassle with multiple buttons or extra hardware when calculating your route. The touch screen is completely intuitive and your route can be planned with just a few taps on the screen.

At the end of the journey, simply turn TomTom GO off with the click of one button then pop it in your bag. There has never been a faster or easier way to navigate your way to where you have to, or want to go.

Uninterrupted Navigation:
TomTom GO features a built-in GPS receiver that provides unprecedented new levels of satellite navigation using the latest hardware and software available on the market. For the first time ever in such an affordable all-in-one navigation device, TomTom GO will feature Assisted Satellite Navigation. Assisted Satellite Navigation will provide virtually uninterrupted navigation in tunnels and urban canyons.

Sleek Design:
An increasing number of mobile people want more than just state of the art technology, design is just as important as functionality. With TomTom GO, TomTom has mirrored this trend and carefully crafted an ergonomically designed product that is compact, stylish and unobtrusive, whatever car you drive.

Personalize Your TomTom GO:
Taking the design element a stage further, TomTom GO can also be personalized to ensure it complements all cars. Style conscious consumers can choose from several different colored front plates to accessorize their navigation solution. The front plates will be available from most retailers and from the TomTom online webshop.

New Wave of Personal Navigation:
TomTom GO provides up to 5 hours of constant navigation, powered by its Lithium-ion battery. TomTom GO is the only all-in-one navigation system that can offer this level of battery operation, effectively eliminating the need for loose power cables.

TomTom GO features a 3.5 transflective display screen that gives clear visibility in any situation from direct sunlight to low light conditions. TomTom GO also features TomTom's unique 3D and top down view that makes the navigation experience more true to life and interactive than many built-in car GPS systems. The intuitive interface is focused, extremely legible and omits extraneous details.

TomTom GO's enhanced, CD-quality speaker volume provides crystal clear sound that allows you to hear the voice instructions above the noise of the engine.

Professional Docking Kit:
TomTom GO can be further enhanced with the addition of the professional docking kit. This kit is intended for professional car accessory fitters and allows a direct connection from your TomTom GO to the vehicle's power, optional external GPS antenna and audio system. With this kit TomTom GO's clear voice instructions can be heard over the vehicle's built in audio system while the background music is automatically muted. It is also designed to be a stylish and convenient and does not require any additional visible wiring to your vehicle.

"Our goal is to make car navigation so accessible that there is a car navigation device in every hand and every car," concluded Goddijn. *"The launch of GO solidifies TomTom's position as offering the most comprehensive set of navigation devices available on the market. In order to maintain this position, we will remain fully committed to the PDA market and have today announced a new version of our award-winning TomTom Navigator software for the Pocket PC (see separate press release). With this broad product range we feel we are well poised to strengthen our leading position in the fast growing market for personal navigation, offering different solutions to different consumer groups."*

Pricing and Availability:
TomTom GO will be available from late Spring/Early summer at major retailers. The recommended retail price for TomTom GO is starting from Euro 799, including VAT. More information is available at the TomTom website at www.tomtom.com.

About TomTom
TomTom BV is a global provider of navigation solutions for mobile people. TomTom offers mobile users a broad range of innovative travel products for handheld computers and mobile phones including personal navigation systems, travel guides and dictionaries.
TomTom BV was founded in 1991 in Amsterdam and has offices in The Netherlands, United Kingdom and USA. The company's products are sold through a distribution network of top retailers in more than 15 countries.
To learn more about TomTom, visit: www.tomtom.com.

For any press related information or requests, please contact:
Scott Johnston, PR Manager
TomTom
Telephone: +31 20 446 9463
Email scott.johnston@tomtom.com

For any Customer Support questions about the upgrade programme for TomTom Navigator 3, or

product availability/technical questions about any of TomTom's products, please contact:
TomTom Customer Support

download TomTom GO press images

TOMTOM LAUNCHES NEWEST VERSION OF NAVIGATION SOLUTION FOR POCKET PC

Mar 18 2004

~TomTom Navigator 3 Features Updated Maps and New Itinerary Planner For Cross Border Trips~

CeBIT, Hannover, 18 March 2004 ; TomTom today announced a new and improved version of its award-winning car navigation software solution -- TomTom Navigator 3 for Pocket PC. Drivers using TomTom Navigator 3 for on their Pocket PC will enjoy more flexibility and power than ever before.

"With TomTom Navigator 3, TomTom is aggressively expanding its leadership position by offering consumers the best features in personal navigation at the best value," says Harold Goddijn, chief executive officer of TomTom. *"New features such as the optional Traffic service (announced 18 March, 2004: see separate press release), an Itinerary Planner for planning multi-destination trips, as well as updated maps and the new Major Roads of Europe map ensure that TomTom Navigator 3 remains the leading navigation solution for Pocket PCs."*

Previously, customers could only plan trips from A to B. With the new Itinerary Planner feature, they can now plan complex routes with multiple stops. Customers only need to pre program the stops before they depart and TomTom Navigator 3 will calculate the best route incorporating each stop on the way to the end destination. Itinerary Planner is also an ideal tool for planning multi-stop trips anywhere across Europe. Customers can select locations from any map and TomTom will calculate a complete door-to-door route.

The new Major Roads of Europe map is the ideal tool for planning cross-border trips. Driving from London to Lisbon becomes as easy as a trip to the high street.

The Itinerary Planner is also integrated with the Major Roads of Europe and all regional maps, giving users an extremely powerful tool for international trips. Customers can type in their final destination, such as a hotel address, and any stops they want to make along the way throughout Europe. TomTom calculates the best route and guides them to the front door of wherever they want to be.

TomTom Navigator 3 does the following and more:

- Plans the best possible route to your final destination.
- Allows you to plan around traffic jams, road works or other obstacles.
- Navigates directly from a contacts database without re-typing addresses, thanks to integration with Pocket Outlook?.
- Displays thousands of points of interest such as, petrol stations, hotels, restaurants, parking facilities and more that are on or near your route.
- Routes around London Congestion Charging Zone, when possible.
- Provides improved graphical clarity of icons and schematic arrows to allow you to find the correct turn on even the most complex crossing.
- Features top quality maps from TomTom partner, Tele Atlas.

UPGRADE PROGRAMME:
European owners of TomTom Navigator 2 software can upgrade to the newest version for free or for a reduced price, depending on when the product was activated. Those purchasers who activated on or after 18 January 2004, receive the upgrade for free, excluding shipping and handling costs. Customers who activated before 18 January 2004 pay ?49 to upgrade the software including any additional maps (such as Maps of Western Europe). Customers who wish to upgrade can begin ordering in mid-April, 2004. More information on the upgrade programme is available at the TomTom

website at www.tomtom.com.

PRICING AND AVAILABILITY:

TomTom Navigator 3 is available from end March at major retailers across Europe. The recommended retail price for TomTom Navigator 3 Wireless GPS including car kit is Euro 398, including VAT. The standard GPS version including car kit is Euro 298, including VAT.

About TomTom

TomTom BV is a global provider of navigation solutions for mobile people. TomTom offers mobile users a broad range of innovative travel products for handheld computers and mobile phones including personal navigation systems, travel guides and dictionaries.

TomTom BV was founded in 1991 in Amsterdam and has offices in The Netherlands, United Kingdom and USA. The company's products are sold through a distribution network of top retailers in more than 15 countries.

To learn more about TomTom, visit: www.tomtom.com.

For any press related information or requests, please contact:
Scott Johnston, PR Manager
TomTom
Telephone: +31 20 446 9463
Email scott.johnston@tomtom.com

For any Customer Support questions about the upgrade programme for TomTom Navigator 3, or product availability/technical questions about any of TomTom?s products, please contact:
TomTom Customer Support

TOMTOM LAUNCHES LIVE TRAFFIC ADD-ON FOR TOMTOM NAVIGATOR 3 FOR POCKET PC

Mar 18 2004

Cutting edge technology provides the latest in traffic functionality for car navigation

CeBIT, Hannover, 18 March 2004; TomTom today announced Traffic, a real time traffic information service exclusively for TomTom Navigator 3 (announced separately today at CeBIT). The add on will complement all functionality included in TomTom Navigator 3, giving Pocket PC users a top quality car navigation solution unlike anything currently available.

Available as an add-on to TomTom Navigator 3, TomTom Traffic sends live, real-time alerts straight to the driver and offers an on-screen, bird's eye view of any traffic incidents or general traffic jams for any given journey. The Traffic add-on will also communicate how serious and how far away an incident is. This makes it easier and more efficient than ever before for drivers to plan the quickest journey, avoid individual incidents and general traffic jams completely. Alternatively, drivers can stay with their original route.

The TomTom Traffic add-on can automatically re-route your journey, but leaves the driver in control by default, to decide whether or not to use Traffic to calculate a new route, or wait for any delays to clear.

TomTom Navigator 3 will warn you of incidents on your route. It will tell you what happened and how far away the incident is, giving you the right information at the right time for you to make the right decision about your journey.

Traffic information is delivered to TomTom Navigator 3 via a mobile GPRS Internet connection provided through your existing mobile phone. This ensures that the fastest, latest ?always on? technology is offered to TomTom's customers, without additional hardware, additional dashboard wiring, or additional antennas. Receiving traffic information of a complete country is a matter of seconds. The only thing you need is a working mobile Internet connection on your Pocket PC via GPRS.

The TomTom Traffic add-on will be initially available for Great Britain, Germany, France and The Netherlands.

Traffic information is seamlessly integrated with TomTom Navigator 3 in one complete user interface. Information is presented as images in an easy to view manner with colors, icons and 3D mode that makes it easy to understand.

"TomTom Navigator 3 with Traffic is an intelligent car navigation solution that will take away stress for the driver about unknown traffic conditions and enable drivers to make smart and quick decisions about their route," says Peter-Frans Pauwels, TomTom's chief technology officer. *"We believe that the Traffic service will represent a revolution unlike any other offering on the market. We are unveiling this service only for TomTom Navigator 3 on the Pocket PC, but our plan is to offer more content in the near future not just on Pocket PCs, but on any device that the consumer wants to access navigation from. This is exactly what TomTom is about. Consumers want choice and they want exciting options."*

Real time information:
The TomTom Traffic add-on relays real-time information via GPRS straight to the

driver. Any delays or incidents are displayed on the map immediately so that drivers can make best use of the information. Additionally, Traffic will automatically update information whenever the driver wants to ensure the best and most up to date quality of information.

Automatic re-routes with Traffic:
To allow the driver maximum control and flexibility, automatic re-routing is an option in TomTom Navigator 3 with Traffic. Traffic will provide the right information to the driver and offers the best tools for rerouting to the driver. TomTom leaves the decision to the driver, who can choose to change the journey or wait until delay is cleared.

Pre-trip planning:
Not only is TomTom Traffic an invaluable asset whilst on the go, it is also a planning tool that allows drivers to prepare in advance for journeys and make any changes to their itinerary, journey time etc before embarking on a trip. The new Traffic View provides an excellent overview of the traffic situation in the whole map. Before driving off the driver can customise the route to its liking taking into account any potential disruptions.

Online download:
Navigator 3 users can download the plug-in to their PC and then install it on their Pocket PC. A web guide will help them set up a traffic account.

Free trial:
TomTom Traffic Plug-in is available for a free three-month trial to all TomTom Navigator 3 customers who subscribe before 1 September. After this trial period specific pricing will be announced. TomTom will target aggressive and affordable pricing based on a monthly or yearly subscription (excluding costs of GPRS connection subscriptions).

Availability:
TomTom Traffic Plug-in will become available in May on www.tomtom.com.

About TomTom
TomTom BV is a global provider of navigation solutions for mobile people. TomTom offers mobile users a broad range of innovative travel products for handheld computers and mobile phones including personal navigation systems, travel guides and dictionaries.
TomTom BV was founded in 1991 in Amsterdam and has offices in The Netherlands, United Kingdom and USA. The company's products are sold through a distribution network of top retailers in more than 15 countries.
To learn more about TomTom, visit: www.tomtom.com.

For more information, please contact:
Scott Johnston, PR Manager
TomTom
Telephone: +31 20 446 9463
Email scott.johnston@tomtom.com

MEET US AT CEBIT 2004

Mar 04 2004


CeBIT

HANNOVER · GERMANY
18 - 24 MARCH 2004

Meet TomTom at CeBIT 2004:
Location:
Hall 1, Stand 8c10

Show days and times:
Thursday, 18 March to Wednesday, 24 March 2004
9:00 a.m. to 6:00 p.m.

Hannover, Germany, is the place to be when CeBIT 2004 (18 to 24 March) opens its gates - bringing new momentum to the market, showcasing innovative products and solutions, and sparking new investments!

CeBIT ranks as the world?s number one event for the ICT sector. It is the only trade fair where representatives of business, science, politics and media can see all the latest trends in a single location!

Be sure to be among those who benefit from the world's biggest ICT market. See you in Hannover!

www.cebit.de

TOMTOM QUESTIONNAIRE

Feb 17 2004



TomTom Questionnaire

TomTom is very interested to learn about any wishes or requirements you might have regarding our website in order for us to be able to offer you the best possible service in the future. Therefore, we'd be very grateful indeed if you could kindly fill out the questionnaire below, which will take you less than five minutes. In return for your help you stand a good chance* of winning a 15% discount voucher which you can use on all TomTom products in the online shop. Thank you very much for your assistance.

Click here >>>

(Page no longer available)

* Every month respondents will have the chance of winning 1 out of 3 15% discount vouchers.

EUROPE POCKET PC AWARD 2004

Feb 02 2004

The EUROPE POCKET PC AWARD is honoring every year the best products (software & accessories) for Pocket PCs:


2004
EUROPE
POCKET PC AWARD
PPC-Welt .de
pocket .at
TT Navigator II
Kategorie: Navigation

Category: Navigation Systems

1. TomTom Navigator

www.ppc-welt.de/award/award2004anderes.html

pocket.at: Pocket PC Kfz-Navigations-Award 2003:


pocket .at
TomTom
Navigator 2
NAVIGATION-AWARD
2003

1. TomTom Navigator 2

www.pocket.at/forum/naviaward2003.htm

Tungsten T3 Handheld from palmOne Users Know Where They're Going with TomTom Navigator

~No software installation – it's Plug and Go~

Amsterdam, January 8, 2004 –Tungsten™ T3 handheld users can now get from A to B, stress-free with TomTom Navigator. Building on the success of its existing range of products, TomTom's new version of its Navigator software provides a Plug and Go solution for Tungsten T3 handheld owners, transforming the handheld into a flexible, user-friendly car navigation system.

TomTom's Navigator for Tungsten T3 handhelds couldn't be any easier to use: insert the pre-loaded SD card and users can instantly access all the software, maps, colour 3D navigation views, as well as voice-guided instructions in a language of their choice.

It includes the latest, most accurate maps available from TeleAtlas, to guide users from door to door via the best possible route. Useful information such as the location of petrol stations, shops, airports and hotels are also included making travelling in your car easier than ever. TomTom Navigator for Tungsten T3 handhelds is available with a choice of wired or wireless Bluetooth GPS Receivers.

The package also includes a CD-ROM featuring a Major Roads of Europe map, which allows users to plan cross-border trips across Western Europe making this navigation solution the ultimate travel accessory.

"With TomTom's new offering, Tungsten T3 handheld owners can now focus on driving to their destinations and not worry about getting lost or wasting time stopping to look at a map. The combination of TomTom's award-winning Navigator software and the Palm OS platform ensures a complete and easy-to-use navigation solution for even more mobile people," says Alexander Ribbink, director of marketing at TomTom.

TomTom Navigator for Tungsten T3 handhelds - key features:

- Plug and Go: no need to install any software. All software and region/country-specific maps are installed on an SD memory card.
- TomTom GPS receiver: a choice of standard or Bluetooth receivers.
- Easy installation: The supplied PDA holder can easily accommodate the Tungsten T3 handheld; just slide it in to start.
- Thousands of points of interest such as petrol stations, airports, museums, shops and amusements included.
- Additional maps: Major Roads of Europe, software and detailed maps of a region or country plus instruction guide on supplemental CD-ROMs.

The product is available from mid February at major retailers including Dixons and PC World as well as the TomTom mail order store at www.tomtom.com. The recommended retail price for TomTom Navigator on Tungsten T3 handhelds from PalmOne with Wireless GPS is Euros 449, including VAT. The standard GPS version is available for Euros 349, including VAT.

About TomTom
TomTom BV is a global provider of products for handheld computers and mobile phones.
TomTom offers mobile users a broad range of innovative travel products including personal navigation systems, travel guides and dictionaries.
TomTom BV (formerly known as Palmtop BV) was founded in 1991 in The Netherlands and has offices in Amsterdam, London and Concord (MA). The company's products are sold through a distribution network of top retailers in more than 15 countries.
To learn more about TomTom, visit: www.tomtom.com.

For more information, please contact:
David Macdonald, Hotwire PR.
Telephone +44 (0)20 7608 4627
Email david.macdonald@hotwirepr.com

Tajinder Leonard, Hotwire PR
Telephone +44 (0)20 7608 4650
Email Tajinder.Leonard@hotwirepr.com

TURN YOUR PALMONE TUNGSTEN T3 INTO A CAR NAVIGATION SYSTEM

Jan 08 2004

You'll never get lost or struggle with maps again with the new TomTom Navigator for Palm. It's "plug and go": All the software and the latest, most accurate maps are pre-installed on a SD memory card. Just click it in your palmOne Tungsten T3. TomTom guides you effortlessly door to door via the best route. In addition to sharp 3D route maps, spoken route instructions in the language of your choice let you keep your eyes on the road. Plan cross-border trips with ease using the Major Roads of Europe feature.

Click here to read the press release.

TOMTOM NAVIGATOR ON TUNGSTEN T3 HANDHELDS FROM PALMONE

Jan 08 2004

You'll never get lost or struggle with maps again with the new TomTom Navigator for Palm T3. It's "plug and go": All the software and the latest, most accurate maps are pre-installed on a SD memory card. Just click it in your palmOne Tungsten T3. TomTom guides you effortlessly door to door via the best route. In addition to sharp 3D route maps, spoken route instructions in the language of your choice let you keep your eyes on the road. Plan cross-border trips with ease using the Major Roads of Europe feature.

The product is available from mid February at major retailers including Dixons and PC World as well as the TomTom mail order store at www.tomtom.com. The recommended retail price for TomTom Navigator on Tungsten T3 handhelds from PalmOne with Wireless GPS is Euros 449, including VAT. The standard GPS version is available for Euros 349, including VAT.

Click here to read the press release.
Click here to read more about TomTom Navigator for Palm T3.

TomTom GO now available to the public

Amsterdam, ... May 2004 - TomTom GO, the new all-in-one personal car navigation system of TomTom BV is now for sale. TomTom GO brings the ease of personal car navigation within the reach of a very broad public, also for users who do not own a Pocket PCV or Palm PDA. The system integrates the well known TomTom Navigator software in one compact and cordless device. TomTom GO is easy to install and to use. A connection with a PC or a PDA is not necessary, let alone any technical expertise. The device is attached to the windscreen of the car by means of the also supplied fastener kit and is immediately ready to use. Software, cards, 3D-navigation surveys and spoken route directions in a language of your choice (including Dutch) are standard available.

TomTom FO is for sale at amongst others Correct, Dixons, Office Centre, Dynabite, Halfords, Raf and Dunnet.
The recommended selling price is EUR799, including VAT:

For more information, visit: www.tomtom.nl.

About TomTom
TomTom is an international publisher of software products for pocket computers and mobile phones. TomTom offers mobile users a wide choice of travel related software, such as personal navigation systems, travel guides, and dictionaries. TomTom BV (formerly Palmtop Software) was founded in 1991 in the Netherlands and has offices in Amsterdam, London and Boston. The company's products are sold through a distribution network of retailers in some 15 countries. Intermediair acclaimed TomTom as 2003's most innovative ICT business. To learn more about the company, visit www.tomtom.com.

For more information
TomTom BV, Scott Johnston, PR manager: telephone: 020-4469469
e-mail: scott.johnston@tomtom.com
or
Monogram Communication Strategies (MCS) BV,
Renée Reijers: telephone: 023-5628208
e-mail: robbert@monogram.nl

News Alert - News Alert - News Alert - News Alert

TomTom announces launch of TomTom Navigator 3/iPAQ H1940 bundle with SD card

For maximum user comfort, all installation software and maps now come preinstalled on a 256MB SD card

Paris, May 24, 2004 - As of the beginning of May, TomTom is including an SD card in its TomTom Navigator 3/HP iPAQ H1940 bundle. The multiple-award-winning TomTom Navigator 3 software and the map for France come preinstalled on the memory card, making the Pocket PC application even simpler to use. Users therefore no longer need a computer for software installation but only have to insert the memory card into the iPAQ H1940!

The bundle includes:

- HP iPAQ H1940
- TomTom Bluetooth GPS receiver
- 256MB memory card containing
  - TomTom Navigator 3 software **[image of TomTom Navigator bundle]**
  - Map of France
- Principal European highway systems (on CD)
- TomTom car kit

The TomTom Navigator 3/iPAQ H1940 bundle is available at a recommended list price of 799 euros, inclusive of all taxes.

For further information and/or to obtain visuals, please contact Harvard Public Relations:

Ludovic Privat: +33 (0)1 55 30 70 99 - ludovic.privat@harvard.fr
Clémence Ledieu: +33 (0)1 55 30 71 03 - clemence.ledieu@harvard.fr

RECEIVED
2005 MAY 24 A 9:

News Alert - News Alert - News Alert - News Alert

TomTom announces TomTom GO immediately available from French distributors

[image of mounted unit in use]

The first route navigation solution accessible to everyone

Paris, 15 June 2004 - TomTom announced today that its TomTom GO all-in-one route navigation solution is immediately available from company's French distributors. TomTom has leveraged the breadth of its expertise to make TomTom GO the easiest navigation system to install and to use. TomTom GO is a compact and stylishly designed product that fits in any briefcase, handbag, or backpack.

The best of GPS navigation accessible to all motorists

After unpacking the unit, all the user has to do is clip the TomTom GO onto the car kit that comes included, then just turn on the device for instant access to the suite of software, maps and 3D color navigation views, and also voice guidance in the language of choice. Thanks to TomTom GO's exclusive touchscreen activation, the user isn't burdened either with multiple keystrokes or with adjunct equipment for itinerary calculation. The totally intuitive interface allows routes to be planned with just a few taps to the screen.

TomTom GO is available in France at a recommended list price of 799 euros, inclusive of all taxes, from retailers Fnac, Surcouf, Boulanger, BHV, Norauto, www.villagegps.com and Lepdashop.

About TomTom

TomTom is an international publisher of software products for pocket computers and mobile phones. TomTom offers mobile users a wide choice of innovative solutions for travel, such as personal navigation systems, travel guides, and dictionaries.

TomTom BV (formerly PalmTop BV) was founded in 1991 in the Netherlands. Today, the company has offices in Amsterdam, London and Concord (Massachusetts, USA), and its products are distributed in some fifteen countries.

TomTom N.V. - Request for exemption pursuant to Rule 12g3-2(b)
Enclosure to Appendix A - Material Made Public Since January 1 2004

To learn more, visit www.tomtom.com.

Press contacts:
Harvard-Trimedia
Clémence Ledieu or Ludovic Privat
Tel: +33 (0)1 55 30 71 03 or 70 99
Clemence.ledieu@harvard.fr

TomTom
Scott Johnston, PR Manager
Tel: +31 204 469 463
E-mail: scott.johnston@tomtom.com

Thanks to TomTom & ELLE.Fr

June 24 2004

Summer sales? YES!
***Stress?* No THANKS!**

Thanks to TomTom and ELLE.Fr, "fashion victims" can win a day of shopping the summer sales in a car equipped with TomTom GO!

Paris, fashion capital, June XX 2004 - On your marks. Get set. The summer sale season begins Wednesday, June 23! For hassle-free travel from store to store, TomTom and ELLE.fr are teaming to let five ELLE cyberreaders do their shopping in a car equipped with TomTom GO™ - a new, portable and very stylish GPS solution for route navigation!

Paris, as always during this season, will be completely overrun. Thousands with a passion for fashion have reserved that day to swarm the stores. So what will you do when you want to buy that little pair of half-price ballet flats at a department store on Haussmann Boulevard and then go to a designer shop in the Les Halles area for those little linen slacks? Shop stress-free with TomTom GO™: you will always know where you are, you will always take the shortest route, and once you are at your destination, you can even get directions to the nearest parking! All you have to do is enter your destination address using the color touchscreen and let yourself be directed by the voice guide and 3-D map. You won't miss any good deals!

For a chance to win one day of chauffeur-driven service using TomTom GO™, all bargain-lovers should go to the www.elle.fr home page and play the quiz game there by June 21. All you have to do is answer a few questions about TomTom GO™. The 5 winners will be selected by random drawing from among the respondents who answer correctly.

Personal navigation is accessible to each and all today through the revolutionary route navigation product, TomTom GO™. TomTom GO™ employs TomTom's multiple-award-winning personal navigation software in a stylish, portable, wireless product that fits into any briefcase, handbag or backpack. TomTom GO also offers the ideal solution for getting around by car. It's so easy to use that you basically don't need even minimal technical knowledge to operate it. TomTom GO™ will be available in France in the second half of June at a recommended list price of 799 euros, inclusive of all taxes.

About TomTom

TomTom is an international manufacturer of navigation solutions for mobile users. TomTom offers innovative and easy-to-use products that operate on the most common hardware and software platforms. TomTom BV was founded in 1991 in Amsterdam, and

has offices in the Netherlands, the United Kingdom and the United States. The company's products are distributed by leading retailers in more than 15 countries.

For further information about TomTom, please visit www.tomtom.com.

Press contacts:
Harvard-Trimedia
Clémence Ledieu or Ludovic Privat
Tel: +33 (0)1 55 30 71 03 or 70 99
Clemence.ledieu@harvard.fr

TomTom route planners are indeed effective

Dutch Consumers Guide concludes: online route planners not effective; navigation systems of TomTom tested as best by independent magazines

Amsterdam, 7 July 2004 - Yesterday, the Consumers Guide published the results of an investigation into 13 route planners in the Internet. The general conclusion is that these online route planners are little effective. Independent tests in various Dutch and foreign computer magazines show that the advanced TomTom navigation systems for use in the car, such as TomTom Navigator and TomTom GO, actually do what they promise. They are easy to use and designed to navigate stress-free and with accurate route information and maps from A to B. The Consumers Guide itself gave TomTom Navigator in May of this year the designation 'Good'.

Various time in the past years, editors of various magazines have positively judged the personal navigation systems of TomTom. And TomTom scooped also this month various awards, such as: PCM's 'Best Choice' (July 2004), Computer magazine 'Best Product' (July 2004), ComputerIdee 'A Must!" (July 2004) and PC Magazine 'Choice of the Editorial Staff' (July 2004).

The motivations of the authors concerned made it clear why the navigation systems of TomTom are preferred:

> "When we want to turn into a closed off shopping street, the system notices just in time that we are wrong and gives an alternative route. When we indicate that also that route is blocked, we are flawlessly re-routed and via another, correct way brought to our destination." - test of TomTom Navigator 3.01 for Pocket PC, PC Magazine no 7/8 2004.
>
> "While we're driving, we can read all kinds of pieces of information such as the estimated time of arrival, the number of kilometres still to drive, the name of the next road and the car speed." - test of TomTom Navigator 3.01 for Pocket PC, ComputerIdee 15/2004.
>
> "If something goes wrong during navigation, the software calculates quickly a new route. Designations are clearly pronounced and there are various alternative voices available. The designations sound moreover logically enough to navigate without looking at the screen." test of TomTom Navigator 3.01 for Pocket PC and Palm, Computer magazine, July 2004.
>
> "TomTom's interface is by far the best of all tested packages, with large buttons and ditto keyboard. At entering destinations TomTom remembers recently visited cities and streets, that saves retyping." - test of TomTom Navigator 3 for Pocket PC and Palm, Computer Magazine, July 2004.

Extensive information about the navigation solutions of TomTom can be found at www.tomtom.nl.

The navigation of the consumers organisation can be found at:
http://www.consumentenbond.nl/nieuwes/nieuws/499132?ticket=nietlid&ticket=nietlid.

About TomTom
TomTom is a world-wide supplier of products for handheld computers. TomTom offers mobile users a broad range of travel related software, including personal navigation systems, travelling guides and dictionaries. TomTom BV (formerly Palmtop Software) was founded in 1991 in the Netherlands and has offices in Amsterdam, London and Boston. The company's products are sold through a distribution network of retailers in some 15 countries. Intermediair acclaimed TomTom as 2003's most innovative ICT business. To learn more about the company, visit www.tomtom.com.

For more information
TomTom BV, Scott Johnston, PR manager: telephone: 020-4469469
e-mail: scott.johnston@tomtom.com
or
Monogram Communication Strategies (MCS) BV,
Robbert Minderhoud: telephone: 023-5628208
e-mail: robbert@monogram.nl

TomTom MOBILE now available in the Netherlands

17 Sep 2004

Complete car navigation solution for smart phones

Amsterdam, 16 September 2004 - TomTom MOBILE, the easy-to-use navigation solution for smart phones, is available in the Netherlands as of today. TomTom MOBILE is in particular suitable for smart phone users looking for a handy navigation system that will bring them safely and without any stress from A to B.

TomTom MOBILE uses TomTom's well-known navigation software, pre-installed on a MMC-memory card. The solution can be activated anywhere because the smallest and lightest cordless GPS receiver at this moment available is used. You don't need any GPRS connection to use TomTom MOBILE since all route information and maps have been stored on the memory card. Later this year, users of TomTom MOBILE can also take out a subscription on TomTom Traffic, which passes real-time traffic information about traffic jams and delays directly to the smart phone.

TomTom MOBILE is fit for popular smart phone sets, including the Nokia 6600, Orange SPV E200, Qtek 8080 and compatible models.

TomTom MOBILE comes as a complete car navigation solution for smart phones including a 128MB MultiMedia Card, a Bluetooth GPS receiver, a power adaptor cable for the car, a quick start poster and a CD. The recommended retail price is EUR299.

Visit for more information the TomTom website: www.tomtom.nl

Note for editor: image material of TomTom MOBILE can be found at www.mcsonline.nl/pers/.

About TomTom
TomTom is a world-wide supplier of products for handheld computers. TomTom offers mobile users a broad range of travel related software, including a personal navigation system, travelling guides and dictionaries. TomTom BV (formerly Palmtop Software) was founded in 1991 in the Netherlands and has offices in Amsterdam, London and Boston. The company's products are sold through a distribution network of retailers in some 15 countries. TomTom was acclaimed by Intermediair as 2003's most innovative ICT business. To learn more about the company, visit www.tomtom.com.

Quarrels about map reading and finding the way major cause of rows in car driving in the Netherlands

Jan 10 2005

Quarrels about map reading and finding the way major cause of rows in car driving in the Netherlands

TomTom's pan-European inquiry shows:

> Aggressive driving behaviour is biggest concerns for drivers

> A navigation system is the favourite car gadget

Amsterdam, .. January 2005 - According to more than 40 percent of the Dutch people quarrels about map reading and navigation during driving is the major cause of rows on the way. That's one of the conclusions of a pan-European inquiry made by the British research bureau Lightspeed by order of TomTom BV.

Another question concerned the biggest concern during driving. This shows that more than half (50.4 %) of us worry about aggressive driving behaviour. An empty storage battery is not something Dutch people worry about when they drive: only 2.9 % chose that option. For 10 % of the participants the biggest concerns are car trouble and not knowing where you are. Interesting is that 20% of the people who made this choice are living in the north of the country and only 7.8% in the western part.

The worst drivers in Europe are the French (32%), according to us. Why? They don't join in the traffic according to the rules (32%), they ignore traffic signs (21.5%) and they confuse right and left (24.1%). An interesting fact is that opinions about this differ greatly in Europe. According to the Germans, the Spaniards and the French, the Italians are the biggest culprits on the road. We don't do so well either, according to our eastern neighbours: 22% of the Germans who are 45 years and older are of the opinion that we Dutchmen are the worst drivers on the road. Germans between 35 and 44 years are a bit more clement: 16% of them share that opinion.

An enormous majority of 75.5% responded to the question what the best gadget is to be used in the car: a car navigation system. A car navigation system ranked also first in the other European countries in the inquiry. 20% of the Dutch people like to have a DVD player in the car to keep the children quiet during driving.

Quarrelling about map reading in the car is with 42.3% higher in the list of annoyances during driving than for instance quarrelling children on the back seat (22.1%), traffic-jams (13.8%) or a missed exit (12.4%). TomTom has now the perfect solution: the TomTom Go, the easy-to-use everything-in-one car navigation system. TomTom Go makes sure that drivers arrive quickly and without any stress at their destination. The best route is automatically calculated and TomTom Go gives clear instructions during driving so that arguments about finding or asking for the way are now a thing of the past.

Visit the web site of TomTom for more information: www.tomtom.com.

In all 1,006 people in Germany, France, the Netherlands, Spain and Great Britain were questioned for this inquiry .

About TomTom

TomTom is an international manufacturer of personal navigation solutions for mobile users. TomTom offers innovative and easy-to-use products that operate on most common hardware and software platforms. TomTom BV was founded in 1991 in Amsterdam, and has offices in the Netherlands, the United Kingdom and the United States. The company's products are sold through a distribution network of retailers in over 15 countries. More information about the business can be found at www.tomtom.com.